SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2024
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Interim Accounting Information
Statement of Financial Position - Assets	2
Statement of Financial Position - Liabilities	3
Interim Income Statement	4
Interim Statement of Comprehensive Income	5
Interim Statement of Cash Flows	6
Interim Statement of Changes in Shareholders’ Equity	7
Interim Statement of Added Value	9
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	10
Statement of Financial Position - Liabilities	11
Interim Income Statement	12
Interim Statement of Comprehensive Income	13
Interim Statement of Cash Flows	14
Interim Statement of Changes in Shareholders’ Equity	15
Interim Statement of Added Value	17
Notes to the Financial Statements	18
Reports and Statements
Independent Auditors’ Report	65
Statement of Directors on Interim Accounting Information	67
Statement of Directors on Auditor's Report	68

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Company Information / Capital Breakdown

Number of Shares (Units)	Current Period 6/30/2024
Paid-in Capital
Common	1,326,093,947
Preferred	0
Total	1,326,093,947
Treasury Shares Acquired
Common	0
Preferred	0
Total	0

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Financial Statement - Statement of Financial Position – Assets
(R$ thousand)

Account Code	Description	06/30/2024	12/31/2023
1	Total Assets	63,730,008	60,462,818
1.01	Current Assets	13,329,960	13,769,870
1.01.01	Cash and Cash Equivalents	1,654,353	2,270,070
1.01.02	Financial Investments	1,283,300	1,524,709
1.01.02.01	Financial Investments Measured a Fair Value Through Profit or Loss	1,249,710	1,493,204
1.01.02.01.03	Financial Investments Measured a Fair Value Through Profit or Loss – Usiminas’ Shares	1,249,710	1,493,204
1.01.02.03	Financial Investments at Amortized Cost	33,590	31,505
1.01.03	Trade Receivables	1,626,444	1,870,367
1.01.04	Inventory	6,790,318	6,168,584
1.01.06	Recoverable Taxes	994,748	855,663
1.01.08	Other Current Assets	980,797	1,080,477
1.01.08.03	Others	980,797	1,080,477
1.01.08.03.03	Derivative Financial Instruments	75,422	12,122
1.01.08.03.04	Prepaid Expenses	239,918	248,688
1.01.08.03.06	Dividends Receivable	268,359	562,938
1.01.08.03.07	Others	397,098	256,729
1.02	Non-Current Assets	50,400,048	46,692,948
1.02.01	Long-Term Assets	12,369,820	10,545,374
1.02.01.03	Financial Investments at Amortized Cost	127,855	111,350
1.02.01.07	Deferred Taxes	4,686,382	3,213,410
1.02.01.10	Other Non-Current Assets	7,555,583	7,220,614
1.02.01.10.03	Recoverable Taxes	1,844,809	1,820,866
1.02.01.10.04	Judicial Deposits	199,454	210,833
1.02.01.10.05	Prepaid Expenses	49,985	64,659
1.02.01.10.06	Receivable from Related Parties	4,100,889	3,889,117
1.02.01.10.07	Others	1,360,446	1,235,139
1.02.02	Investments	29,225,094	27,800,877
1.02.02.01	Equity Interest	29,088,436	27,663,116
1.02.02.02	Investment Property	136,658	137,761
1.02.03	Property, Plant and Equipment	8,752,464	8,288,815
1.02.03.01	Property, Plant and Equipment in Operation	7,565,729	7,468,574
1.02.03.02	Right of Use in Leases	5,668	6,067
1.02.03.03	Property, Plant and Equipment in Progress	1,181,067	814,174
1.02.04	Intangible Assets	52,670	57,882

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Financial Statement - Statement of Financial Position – Liabilities
(R$ thousand)

Account Code	Description	06/30/2024	12/31/2023
2	Total Liabilities	63,730,008	60,462,818
2.01	Current Liabilities	15,861,645	15,031,033
2.01.01	Payroll and Related Taxes	211,182	172,098
2.01.02	Trade Payables	3,626,897	3,976,931
2.01.03	Taxes Obligations	213,210	175,576
2.01.04	Current Debt	6,491,720	5,588,464
2.01.05	Other Payables	5,302,803	5,102,736
2.01.05.02	Others	5,302,803	5,102,736
2.01.05.02.01	Dividends and Interest on Capital Payable	5,760	5,230
2.01.05.02.04	Advances from Customers	411,229	277,764
2.01.05.02.09	Trade Payables – Forfaiting	4,107,866	3,980,003
2.01.05.02.10	Lease Liabilities	2,691	6,523
2.01.05.02.11	Other Payables	775,257	833,216
2.01.06	Provisions	15,833	15,228
2.01.06.01	Provision for Tax, Social Security, Labor and Civil Risks	15,833	15,228
2.02	Non-Current Liabilities	33,820,000	27,931,110
2.02.01	Non-Current Debt	22,198,219	18,102,841
2.02.02	Other Payables	921,756	848,817
2.02.02.02	Others	921,756	848,817
2.02.02.02.03	Advances from Customers	604,742	709,495
2.02.02.02.07	Lease Liabilities	3,198	476
2.02.02.02.08	Trade Payables	95,110	11,184
2.02.02.02.09	Other Payables	218,706	127,662
2.02.04	Provisions	10,700,025	8,979,452
2.02.04.01	Provision for Tax, Social Security, Labor and Civil Risks	315,207	312,180
2.02.04.02	Other Provisions	10,384,818	8,667,272
2.02.04.02.03	Provision for Environmental Liabilities and Decommissioning of Assets	155,590	160,968
2.02.04.02.04	Pension and Healthcare Plan	502,492	481,118
2.02.04.02.05	Provision for Losses on Investments	9,726,736	8,025,186
2.03	Shareholders’ Equity	14,048,363	17,500,675
2.03.01	Paid-up Capital	10,240,000	10,240,000
2.03.02	Capital Reserves	32,720	32,720
2.03.04	Earnings Reserves	5,121,236	6,071,236
2.03.04.01	Legal Reserve	1,158,925	1,158,925
2.03.04.02	Statutory Reserve	3,962,311	4,912,311
2.03.05	Accumulated Earnings (Losses)	(1,118,480)
2.03.08	Other Comprehensive Income	(227,113)	1,156,719

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Income Statement
(R$ thousand)

Account Code	Description	Accumulated of the Current Period 04/01/2024 to 06/30/2024	Accumulated of the Current Period 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 04/01/2023 to 06/30/2023	Accumulated of the Previous Period 01/01/2023 to 06/30/2023
3.01	Net Operating Revenue	4,663,735	8,871,519	4,878,076	9,348,143
3.02	Cost of Goods Sold and Services Rendered	(4,454,735)	(8,555,029)	(4,611,523)	(8,702,487)
3.03	Gross Profit	209,000	316,490	266,553	645,656
3.04	Operating (Expenses)/Income	(474,152)	(1,023,331)	134,319	(643,914)
3.04.01	Selling Expenses	(210,782)	(413,670)	(184,478)	(395,967)
3.04.02	General and Administrative Expenses	(103,146)	(191,176)	(82,717)	(136,621)
3.04.04	Other Operating Income	42,031	108,506	(35,407)	12,540
3.04.05	Other Operating Expenses	(235,336)	(450,177)	(311,527)	(1,102,012)
3.04.06	Equity Results in Associate Companies	33,081	(76,814)	748,448	978,146
3.05	Income Before Financial Results and Income Taxes	(265,152)	(706,841)	400,872	1,742
3.06	Financial Results	(565,066)	(958,802)	(732,232)	(1,333,570)
3.06.01	Financial Income	139,316	334,987	73,552	263,876
3.06.02	Financial Expenses	(704,382)	(1,293,789)	(805,784)	(1,597,446)
3.06.02.01	Foreign Exchange, net	284,065	269,627	(149,538)	(236,470)
3.06.02.02	Financial Expenses	(988,447)	(1,563,416)	(656,246)	(1,360,976)
3.07	Income Before Income Taxes	(830,218)	(1,665,643)	(331,360)	(1,331,828)
3.08	Income Tax and Social Contribution	301,439	547,163	514,963	589,035
3.08.01	Current			195,434	181,446
3.08.02	Deferred	301,439	547,163	319,529	407,589
3.09	Net Income from Continuing Operations	(528,779)	(1,118,480)	183,603	(742,793)
3.11	Net Income/(Loss) for the Period	(528,779)	(1,118,480)	183,603	(742,793)
3.99	Income per Share
3.99.01	Basic Income per Share
3.99.01.01	Ordinary Shares	(0.39875)	(0.84344)	0.13845	(0.56014)
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	(0.39875)	(0.84344)	0.13845	(0.56014)

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Statement of Comprehensive Income
(R$ thousand)

Account Code	Description	Accumulated of the Current Period 04/01/2024 to 06/30/2024	Accumulated of the Current Period 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 04/01/2023 to 06/30/2023	Accumulated of the Previous Period 01/01/2023 to 06/30/2023
4.01	Net Income/(Loss) for the Period	(528,779)	(1,118,480)	183,603	(742,793)
4.02	Other Comprehensive Income	(1,779,635)	(1,419,105)	686,522	1,349,302
4.02.01	Actuarial Gains (Losses) on Defined Benefits Plans, net	(1,058)	(1,336)	670	1,342
4.02.04	Cumulative Translation Adjustments for the Period	350,057	379,204	(169,291)	(198,093)
4.02.11	Gains/(Losses) on Cash Flow Hedge, net - Recognized on Shareholders' Equity	(1,474,416)	(1,788,401)	575,793	889,539
4.02.13	Gains/(Losses) on Cash Flow Hedge, net - Reclassified to Profit and Losses		(8,759)	6,621	239,735
4.02.15	Gains/(Losses) on Cash Flow Hedge, net - Share of Other Comprehensive Income of Equity-Accounted Investments	(654,218)	187	272,729	416,779
4.03	Comprehensive Income for the Period	(2,308,414)	(2,537,585)	870,125	606,509

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Statement of Cash Flows
(R$ thousand)

Account Code	Description	Accumulated of the Current Period 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 01/01/2023 to 06/30/2023
6.01	Net cash provided by operating activities	(706,091)	(401,881)
6.01.01	Cash provided by operating activities	(225,600)	(156,495)
6.01.01.01	Net income for the period	(1,118,480)	(742,793)
6.01.01.02	Interest on loans and borrowings paid	881,371	799,557
6.01.01.03	Interest on loans and borrowings granted	(107,134)	(118,574)
6.01.01.04	Depreciation, amortization and depletion	647,772	558,761
6.01.01.05	Results in equity-accounted investments	79,259	(978,146)
6.01.01.06	Deferred taxes	(547,163)	(407,589)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	3,631	12,869
6.01.01.09	Foreign exchange, net	(232,984)	751,026
6.01.01.10	Updated shares – fair value through profit or loss	243,494	17,758
6.01.01.12	Provision for consumption and services		(1,314)
6.01.01.13	Allowance for credit loss on trade and other receivables, net	(5,377)	7,387
6.01.01.14	Charges on lease liabilities	293	628
6.01.01.15	Provision for consumption and services	(37,132)	(16,445)
6.01.01.18	Dividends receveid from Usiminas	(44,681)	(51,111)
6.01.01.19	Other provisions	11,531	11,491
6.01.02	Decrease/(increase) in assets and decrease/(increase) in liabilities	(480,491)	(245,386)
6.01.02.01	Trade receivables - third parties	(84,715)	2,485
6.01.02.02	Trade receivables - related party	202,093	345,511
6.01.02.03	Inventory	(652,530)	1,636,471
6.01.02.04	Other receivables from related parties	1,034,915	1,979,543
6.01.02.05	Recoverable taxes	(163,027)	(79,134)
6.01.02.06	Judicial deposits	11,379	13,409
6.01.02.07	Cash received on settlement of derivatives, net	1,553	15,340
6.01.02.09	Trade payables	(265,022)	(562,692)
6.01.02.10	Trade payables – forfaiting	127,862	(2,799,126)
6.01.02.11	Payroll and related taxes	39,084	38,701
6.01.02.12	Taxes obligations	36,734	(58,774)
6.01.02.14	Payables to related parties	29,189	(13,090)
6.01.02.16	Interest paid	(846,224)	(741,416)
6.01.02.17	Interest received	968	1,565
6.01.02.19	Others	47,250	(24,179)
6.02	Net cash used in investing activities	(1,298,360)	(970,065)
6.02.01	Decrease (increase) in investments in investees	(104,500)	(110,782)
6.02.02	Acquisition of PP&E, intangible assets and investment properties	(1,069,672)	(717,519)
6.02.08	Intercompany loans granted	(108,189)	(161,052)
6.02.09	Intercompany loans received	2,592	2,592
6.02.11	Financial investments, net	(18,591)	16,696
6.03	Net cash used in financing activities	1,388,734	176,708
6.03.01	Loans and borrowings from third parties	2,351,299	5,125,458
6.03.02	Transactions cost - borrowings and financing	(42,133)	(6,506)
6.03.03	Loans and borrowings from related parties	2,487,558	153,864
6.03.04	Repayment of leases	(1,707,434)	(5,282)
6.03.05	Repayment of principal from third parties' debt	(744,878)	(2,346,132)
6.03.06	Repayment of principal from related parties' debt	(949,389)	(530,449)
6.03.07	Dividends and interest on capital paid to CSN's shareholdes	(6,289)	(2,214,245)
6.05	Increase (decrease) in cash and cash equivalents	(615,717)	(1,195,238)
6.05.01	Cash and cash equivalents in the beginning of the period	2,270,070	2,839,405
6.05.02	Cash and equivalents at the end of the period	1,654,353	1,644,167

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Statement of Changes in Shareholders’ Equity - 01/01/2024 to 06/30/2024
(R$ thousand)

Account Code	Description	Paid-up Capital	Capital Reserve, Granted Options and Treasury Shares	Earnings Reserve	Retained Earnings (Accumulated Losses)	Other Comprehensive Income	Shareholders’ Equity
5.01	Balance at the Beginning of the Period	10,240,000	32,720	6,071,236		1,156,719	17,500,675
5.02	Prior Year Adjustment
5.03	Adjusted Opening Balances	10,240,000	32,720	6,071,236		1,156,719	17,500,675
5.04	Capital Transaction with Shareholders			(950,000)		35,273	(914,727)
5.05	Total Comprehensive Income				(1,118,480)	(1,419,105)	(2,537,585)
5.05.01	Net Income/(Loss) for the Period				(1,118,480)		(1,118,480)
5.05.02	Other Comprehensive Income					(1,419,105)	(1,419,105)
5.05.02.04	Translation Adjustments					379,204	379,204
5.05.02.06	Actuarial Gains/(Losses) on Pension Plan, net of Taxes					(1,336)	(1,336)
5.05.02.07	(Loss) / Gain on Cash Flow Hedge Accounting, net of Taxes					(1,796,973)	(1,796,973)
5.06	Changes in Shareholders' Equity
5.07	Balance at the End of the Period	10,240,000	32,720	5,121,236	(1,118,480)	(227,113)	14,048,363

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Statement of Changes in Shareholders’ Equity - 01/01/2023 to 06/30/2023
(R$ thousand)

Account Code	Description	Paid-up Capital	Capital Reserve, Granted Options and Treasury Shares	Earnings Reserve	Retained Earnings (Accumulated Losses)	Other Comprehensive Income	Shareholders’ Equity
5.01	Balance at the Beginning of the Period	10,240,000	32,720	8,988,442		228,305	19,489,467
5.02	Prior Year Adjustment
5.03	Adjusted Opening Balances	10,240,000	32,720	8,988,442		228,305	19,489,467
5.04	Capital Transaction with Shareholders			(1,614,000)			(1,614,000)
5.04.06	Dividends			(1,614,000)			(1,614,000)
5.05	Total Comprehensive Income				(742,793)	1,349,302	606,509
5.05.01	Net Income/(Loss) for the Period				(742,793)		(742,793)
5.05.02	Other Comprehensive Income					1,349,302	1,349,302
5.05.02.04	Translation Adjustments					(198,093)	(198,093)
5.05.02.06	Actuarial Gains/(Losses) on Pension Plan, net of Taxes					1,342	1,342
5.05.02.07	(Loss) / Gain on Cash Flow Hedge Accounting, net of Taxes					1,546,053	1,546,053
5.06	Changes in Shareholders' Equity
5.07	Balance at the End of the Period	10,240,000	32,720	7,374,442	(742,793)	1,577,607	18,481,976

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Interim Statement of Added Value
(R$ thousand)

Account Code	Description	Accumulated of the Current Period 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 01/01/2023 to 06/30/2023
7.01	Revenues	10,719,691	11,291,561
7.01.01	Sales of Products and Rendering of Services	10,691,326	11,268,196
7.01.02	Other Revenues	49,978	14,606
7.01.04	Allowance (Reversal) for Expect Credit Losses	(21,613)	8,759
7.02	Inputs Acquired from Third Parties	(7,994,108)	(10,484,751)
7.02.01	Cost of Sales and Services	(7,300,269)	(9,644,967)
7.02.02	Materials, Electric Power, Outsourcing and Other	(599,142)	(816,177)
7.02.03	Impairment / Reversals of Assets	(94,697)	(23,607)
7.03	Gross Added Value	2,725,583	806,810
7.04	Retentions	(647,323)	(558,370)
7.04.01	Depreciation, Amortization and Depletion	(647,323)	(558,370)
7.05	Net Added Value Produced	2,078,260	248,440
7.06	Transferred Added Value	158,391	1,401,745
7.06.01	Share of Profit of Equity-Accounted Investments	(76,814)	978,146
7.06.02	Financial Income	91,493	263,876
7.06.03	Others	143,712	159,723
7.06.03.01	Other and Exchange Gains	143,712	159,723
7.07	Total Added Value to be Distributed	2,236,651	1,650,185
7.08	Distribution of Added Value	2,236,651	1,650,185
7.08.01	Employee Compensation	565,924	686,288
7.08.01.01	Salaries	439,823	495,287
7.08.01.02	Fringe Benefits	102,008	158,003
7.08.01.03	Unemployment Benefits (FGTS)	24,093	32,998
7.08.02	Taxes, Fees and Contributions	1,590,654	(54,155)
7.08.02.01	Federal	808,015	(200,943)
7.08.02.02	State	782,639	146,788
7.08.03	Return on Third-Party Capital	1,198,553	1,760,845
7.08.03.01	Interest	921,207	1,168,747
7.08.03.02	Rental Expenses	4,546	3,676
7.08.03.03	Others	272,800	588,422
7.08.04	Return on Shareholders' Equity	(1,118,480)	(742,793)
7.08.04.02	Dividends	(950,000)
7.08.04.03	Retained Earnings / (Losses) for the Period	(168,480)	(742,793)

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Statement of Financial Position - Assets
(R$ thousand)

Account Code	Description	06/30/2024	12/31/2023
1	Total Assets	93,423,377	91,529,720
1.01	Current Assets	31,961,190	33,077,700
1.01.01	Cash and Cash Equivalents	15,545,377	16,046,218
1.01.02	Financial Investments	1,293,044	1,533,004
1.01.02.01	Financial Investments Measured a Fair Value Through Profit or Loss	1,249,710	1,493,204
1.01.02.01.03	Financial Investments Measured a Fair Value Through Profit or Loss – Usiminas’ Shares	1,249,710	1,493,204
1.01.02.03	Financial Investments at Amortized Cost	43,334	39,800
1.01.03	Trade Receivables	2,548,048	3,269,764
1.01.04	Inventory	9,944,927	9,557,578
1.01.06	Recoverable Taxes	1,815,500	1,744,074
1.01.08	Other Current Assets	814,294	927,062
1.01.08.03	Others	814,294	927,062
1.01.08.03.03	Derivative Financial Instruments	102,895	32,211
1.01.08.03.04	Prepaid Expenses	319,130	417,115
1.01.08.03.06	Dividends Receivable	183,336	106,747
1.01.08.03.07	Others	208,933	370,989
1.02	Non-Current Assets	61,462,187	58,452,020
1.02.01	Long-Term Assets	16,529,590	14,544,950
1.02.01.03	Financial Investments at Amortized Cost	150,858	251,299
1.02.01.05	Inventory	1,592,389	1,412,103
1.02.01.07	Deferred Taxes	6,604,541	5,033,634
1.02.01.10	Other Non-Current Assets	8,181,802	7,847,914
1.02.01.10.03	Recoverable Taxes	2,529,271	2,537,423
1.02.01.10.04	Judicial Deposits	624,319	491,882
1.02.01.10.05	Prepaid Expenses	63,017	83,556
1.02.01.10.06	Receivable from Related Parties	3,572,875	3,451,991
1.02.01.10.07	Others	1,392,320	1,283,062
1.02.02	Investments	5,847,028	5,443,131
1.02.02.01	Equity Interest	5,643,009	5,237,177
1.02.02.02	Investment Property	204,019	205,954
1.02.03	Property, Plant and Equipment	28,625,261	27,927,458
1.02.03.01	Property, Plant and Equipment in operation	23,317,055	22,827,542
1.02.03.02	Right of Use in Leases	702,045	674,786
1.02.03.03	Property, Plant and Equipment in Progress	4,606,161	4,425,130
1.02.04	Intangible Assets	10,460,308	10,536,481

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Statement of Financial Position - Liabilities
(R$ thousand)

Account Code	Description	06/30/2024	12/31/2023
2	Total Liabilities	93,423,377	91,529,720
2.01	Current Liabilities	24,843,111	25,017,103
2.01.01	Payroll and Related Taxes	570,155	469,247
2.01.02	Trade Payables	6,533,975	7,739,520
2.01.03	Taxes Obligations	853,878	864,609
2.01.04	Current Debt	8,848,763	7,613,367
2.01.05	Other Payables	7,995,627	8,294,360
2.01.05.02	Others	7,995,627	8,294,360
2.01.05.02.01	Dividends and Interest on Capital Payable	6,252	80,624
2.01.05.02.04	Advances from Customers	2,333,816	2,063,509
2.01.05.02.07	Derivative Financial Instruments		936,027
2.01.05.02.09	Trade Payables – Forfaiting	4,846,066	4,209,434
2.01.05.02.10	Lease Liabilities	166,520	137,638
2.01.05.02.11	Other Payables	642,973	867,128
2.01.06	Provisions	40,713	36,000
2.01.06.01	Provision for Tax, Social Security, Labor and Civil Risks	40,713	36,000
2.02	Non-Current Liabilities	52,147,209	46,827,779
2.02.01	Non-Current Debt	42,018,440	37,245,708
2.02.02	Other Payables	6,921,897	6,438,492
2.02.02.02	Others	6,921,897	6,438,492
2.02.02.02.03	Advances from Customers	5,540,608	5,144,623
2.02.02.02.06	Derivative Financial Instruments		60,468
2.02.02.02.07	Lease Liabilities	608,653	596,123
2.02.02.02.08	Trade Payables	103,918	31,060
2.02.02.02.09	Other Payables	668,718	606,218
2.02.03	Deferred Taxes Assets	323,652	304,002
2.02.04	Provisions	2,883,220	2,839,577
2.02.04.01	Provision for Tax, Social Security, Labor and Civil Risks	1,276,165	1,306,870
2.02.04.02	Other Provisions	1,607,055	1,532,707
2.02.04.02.03	Provision for Environmental Liabilities and Decommissioning of Assets	1,069,367	1,018,805
2.02.04.02.04	Pension and Healthcare Plan	537,688	513,902
2.03	Shareholders’ Equity	16,433,057	19,684,838
2.03.01	Paid-up Capital	10,240,000	10,240,000
2.03.02	Capital Reserves	32,720	32,720
2.03.04	Earnings Reserves	5,121,236	6,071,236
2.03.04.01	Legal Reserve	1,158,925	1,158,925
2.03.04.02	Statutory Reserve	3,962,311	4,912,311
2.03.05	Accumulated Earnings (Losses)	(1,118,480)
2.03.08	Other Comprehensive Income	(227,113)	1,156,719
2.03.09	Earnings Attributable to the Non-Controlling Interests	2,384,694	2,184,163

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Interim Income Statement

(R$ thousand)

Account Code	Description	Accumulated of the Current Period 04/01/2024 to 06/30/2024	Accumulated of the Current Period 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 04/01/2023 to 06/30/2023	Accumulated of the Previous Period 01/01/2023 to 06/30/2023
3.01	Net Operating Revenue	10,881,740	20,594,732	10,989,111	22,307,801
3.02	Cost of Goods Sold and Services Rendered	(7,892,701)	(15,414,669)	(8,745,660)	(16,819,136)
3.03	Gross Profit	2,989,039	5,180,063	2,243,451	5,488,665
3.04	Operating (Expenses)/Income	(1,375,530)	(2,983,619)	(1,102,487)	(3,767,180)
3.04.01	Selling Expenses	(1,363,352)	(2,561,916)	(879,942)	(1,740,455)
3.04.02	General and Administrative Expenses	(224,064)	(430,917)	(201,789)	(361,670)
3.04.04	Other Operating Income	546,371	604,280	(53,557)	41,172
3.04.05	Other Operating Expenses	(432,764)	(786,665)	(74,501)	(1,835,038)
3.04.06	Equity Results in Associate Companies	98,279	191,599	107,302	128,811
3.05	Income Before Financial Results and Income Taxes	1,613,509	2,196,444	1,140,964	1,721,485
3.06	Financial Results	(1,495,391)	(2,619,918)	(1,185,909)	(2,375,536)
3.06.01	Financial Income	342,437	718,966	249,015	593,834
3.06.02	Financial Expenses	(1,837,828)	(3,338,884)	(1,434,924)	(2,969,370)
3.06.02.01	Foreign Exchange, net	(33,724)	(173,982)	(79,960)	(327,258)
3.06.02.02	Financial Expenses	(1,804,104)	(3,164,902)	(1,354,964)	(2,642,112)
3.07	Income Before Income Taxes	118,118	(423,474)	(44,945)	(654,051)
3.08	Income Tax and Social Contribution	(340,730)	(278,800)	328,243	114,801
3.08.01	Current	(654,492)	(897,716)	99,131	(258,262)
3.08.02	Deferred	313,762	618,916	229,112	373,063
3.09	Net Income from Continuing Operations	(222,612)	(702,274)	283,298	(539,250)
3.11	Consolidated net Income for the Year	(222,612)	(702,274)	283,298	(539,250)
3.11.01	Earnings Attributable to the Controlling Interests	(528,779)	(1,118,480)	183,603	(742,793)
3.11.02	Earnings it Attributable to the Non-Controlling Interests	306,167	416,206	99,695	203,543
3.99	Income per Share
3.99.01	Basic Income per Share
3.99.01.01	Ordinary Shares	(0.39875)	(0.84344)	0.13845	(0.56014)
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	(0.39875)	(0.84344)	0.13845	(0.56014)

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Interim Statement of Comprehensive Income
(R$ thousand)

Account Code	Description	Accumulated of the Current Period 04/01/2024 to 06/30/2024	Accumulated of the Current Period 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 04/01/2023 to 06/30/2023	Accumulated of the Previous Period 01/01/2023 to 06/30/2023
4.01	Consolidated net Income for the Period	(222,612)	(702,274)	283,298	(539,250)
4.02	Other Comprehensive Income	(1,945,711)	(1,419,056)	755,757	1,455,112
4.02.01	Actuarial Gains (Losses) on Defined Benefits Plans, net	(1,058)	(1,335)	672	1,351
4.02.04	Cumulative Translation Adjustments for the Period	350,057	379,204	(169,291)	(198,093)
4.02.10	Gains/(Losses) on Cash Flow Hedge, net - Recognized on Shareholders' Equity	(1,474,416)	(1,788,401)	575,793	889,539
4.02.12	Gains/(Losses) on Cash Flow Hedge, net - Reclassified to Profit and Losses		(8,759)	6,621	239,735
4.02.15	(Loss)/Gain Cash Flow Hedge Accounting from Investments in Subsidiaries, net Taxes	(820,294)	235	341,962	522,580
4.03	Consolidated Comprehensive Income for the Period	(2,168,323)	(2,121,330)	1,039,055	915,862
4.03.01	Earnings Attributable to the Controlling Interests	(2,308,414)	(2,537,585)	870,125	606,509
4.03.02	Earnings it Attributable to the Non-Controlling Interests	140,091	416,255	168,930	309,353

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Interim Statement of Cash Flows
(R$ thousand)

Account Code	Description	Accumulated of the Current Period 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 01/01/2023 to 06/30/2023
6.01	Net cash provided by operating activities	1,637,195	1,668,650
6.01.01	Cash provided by operating activities	3,309,993	2,635,704
6.01.01.01	Earnings attributable to the controlling interests	(1,118,480)	(742,793)
6.01.01.02	Earnings attributable to the non-controlling interests	416,206	203,543
6.01.01.03	Interest on loans and borrowings paid	1,951,417	1,661,173
6.01.01.04	Interest on loans and borrowings granted	(77,804)	(90,838)
6.01.01.05	Depreciation, amortization and depletion	1,834,550	1,614,863
6.01.01.06	Results in equity-accounted investments	(191,599)	(128,811)
6.01.01.07	Deferred taxes	(618,916)	(373,063)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(31,184)	(66,405)
6.01.01.09	Foreign exchange, net	873,519	512,755
6.01.01.12	Updated shares – fair value through profit or loss	243,494	17,758
6.01.01.13	Charges on lease liabilities	48,640	35,528
6.01.01.14	Accrued for consumption and services	(75,100)	(51,704)
6.01.01.15	Provision for consumption and services		725
6.01.01.17	Allowance for credit loss on trade and other receivables, net	50,557	52,587
6.01.01.19	Dividends receveid from Usiminas	(44,798)	(51,140)
6.01.01.20	Other provisions	49,491	41,526
6.01.02	Decrease/(increase) in assets and decrease/(increase) in liabilities	(1,672,798)	(967,054)
6.01.02.01	Trade receivables - third parties	590,164	533,479
6.01.02.02	Trade receivables - related party	(10,817)	44,495
6.01.02.03	Inventory	(478,898)	1,453,123
6.01.02.04	Dividends received	44,798	51,140
6.01.02.05	Recoverable taxes	(63,275)	(230,914)
6.01.02.06	Judicial deposits	(130,413)	(3,861)
6.01.02.08	Trade payables	(1,327,689)	(342,038)
6.01.02.09	Trade payables – forfaiting	636,632	(2,830,649)
6.01.02.10	Payroll and related taxes	98,353	65,552
6.01.02.11	Taxes obligations	(30,405)	(224,357)
6.01.02.13	Payables to related parties	(25,817)	(78,176)
6.01.02.14	Advances from clients	861,201	3,186,240
6.01.02.15	Interest paid	(1,964,382)	(1,672,086)
6.01.02.16	Receipt/(payment) of cash flow hedge operations	55,761	(793,899)
6.01.02.18	Others	71,989	(125,103)
6.02	Net cash used in investing activities	(2,106,180)	(1,631,093)
6.02.01	Cash received from the acquisition of investments - Topázio and Santa Ana	(32,000)
6.02.02	Investments		(141,369)
6.02.03	Acquisition of PP&E, intangible assets and investment properties	(2,127,047)	(1,654,963)
6.02.11	Intercompany loans granted	(48,356)	(101,912)
6.02.13	Financial investments, net of redemption	96,906	262,993
6.02.14	Intercompany loans and interest received	4,317	4,158
6.03	Net cash used in financing activities	61,114	(94,470)
6.03.01	Loans and borrowings from third parties	5,381,083	7,270,697
6.03.03	Proceeds from financing	(63,821)	(107,075)
6.03.05	Repayment of principal from third parties' debt	(3,877,726)	(4,435,867)
6.03.06	Repayment of leases	(145,491)	(102,123)
6.03.07	Dividends and interest on capital paid to CSN's shareholdes	(1,232,931)	(2,720,102)
6.04	Exchange rate on translating cash and cash equivalents	(92,970)	40,980
6.05	Increase (decrease) in cash and cash equivalents	(500,841)	(15,933)
6.05.01	Cash and cash equivalents in the beginning of the period	16,046,218	11,991,356
6.05.02	Cash and equivalents at the end of the period	15,545,377	11,975,423

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Interim Statement of Changes in Shareholders’ Equity - 01/01/2024 to 06/30/2024
(R$ thousand)

Account Code	Description	Paid-up Capital	Capital Reserve, Granted Options and Treasury Shares	Earnings Reserve	Retained Earnings (Accumulated Losses)	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interests	Shareholders’ Equity
5.01	Balance at the Beginning of the Period	10,240,000	32,720	6,071,236		1,156,719	17,500,675	2,184,163	19,684,838
5.02	Prior Year Adjustment
5.03	Adjusted Opening Balances	10,240,000	32,720	6,071,236		1,156,719	17,500,675	2,184,163	19,684,838
5.04	Capital Transaction with Shareholders			(950,000)		35,273	(914,727)	(215,724)	(1,130,451)
5.05	Total Comprehensive Income				(1,118,480)	(1,419,105)	(2,537,585)	416,255	(2,121,330)
5.05.01	Net Income/(Loss) for the Period				(1,118,480)		(1,118,480)	416,206	(702,274)
5.05.02	Other Comprehensive Income					(1,419,105)	(1,419,105)	49	(1,419,056)
5.05.02.04	Translation Adjustments					379,204	379,204		379,204
5.05.02.06	(Loss) / Gain on Cash Flow Hedge Accounting, net of Taxes					(1,336)	(1,336)	1	(1,335)
5.05.02.07	Actuarial Gains/(Losses) on Pension Plan, net of Taxes					(1,796,973)	(1,796,973)	48	(1,796,925)
5.06	Changes in Shareholders' Equity
5.07	Balance at the End of the Period	10,240,000	32,720	5,121,236	(1,118,480)	(227,113)	14,048,363	2,384,694	16,433,057

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Interim Statement of Changes in Shareholders’ Equity - 01/01/2023 to 06/30/2023
(R$ thousand)

Account Code	Description	Paid-up Capital	Capital Reserve, Granted Options and Treasury Shares	Earnings Reserve	Retained Earnings (Accumulated Losses)	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interests	Shareholders’ Equity
5.01	Balance at the Beginning of the Period	10,240,000	32,720	8,988,442		228,305	19,489,467	2,326,577	21,816,044
5.02	Prior Year Adjustment
5.03	Adjusted Opening Balances	10,240,000	32,720	8,988,442		228,305	19,489,467	2,326,577	21,816,044
5.04	Capital Transaction with Shareholders			(1,614,000)			(1,614,000)	(498,323)	(2,112,323)
5.04.06	Dividends			(1,614,000)			(1,614,000)	(441,749)	(2,055,749)
5.04.07	Interest on Equity							(56,574)	(56,574)
5.05	Total Comprehensive Income				(742,793)	1,349,302	606,509	309,353	915,862
5.05.01	Net Income/(Loss) for the Period				(742,793)		(742,793)	203,543	(539,250)
5.05.02	Other Comprehensive Income					1,349,302	1,349,302	105,810	1,455,112
5.05.02.04	Translation Adjustments					(198,093)	(198,093)		(198,093)
5.05.02.06	(Loss) / Gain on Cash Flow Hedge Accounting, net of Taxes					1,546,053	1,546,053	105,801	1,651,854
5.05.02.07	Actuarial Gains/(Losses) on Pension Plan, net of Taxes					1,342	1,342	9	1,351
5.06	Changes in Shareholders' Equity
5.07	Balance at the End of the Period	10,240,000	32,720	7,374,442	(742,793)	1,577,607	18,481,976	2,137,607	20,619,583

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Interim Statement of Added Value
(R$ thousand)

Account Code	Description	Accumulated of the Current Period 01/01/2024 to 06/30/2024	Accumulated of the Previous Period 01/01/2023 to 06/30/2023
7.01	Revenues	23,494,498	25,411,662
7.01.01	Sales of Products and Rendering of Services	23,447,605	25,314,536
7.01.02	Other Revenues	76,053	87,376
7.01.04	Allowance (Reversal) for Expect Credit Losses	(29,160)	9,750
7.02	Inputs Acquired from Third Parties	(14,335,793)	(19,327,048)
7.02.01	Cost of Sales and Services	(11,436,836)	(16,164,886)
7.02.02	Materials, Electric Power, Outsourcing and Other	(2,802,311)	(2,873,826)
7.02.03	Impairment / Reversals of Assets	(96,646)	(288,336)
7.03	Gross Added Value	9,158,705	6,084,614
7.04	Retentions	(1,832,761)	(1,610,985)
7.04.01	Depreciation, Amortization and Depletion	(1,832,761)	(1,610,985)
7.05	Net Added Value Produced	7,325,944	4,473,629
7.06	Transferred Added Value	(933,621)	1,547,472
7.06.01	Share of Profit of Equity-Accounted Investments	191,599	128,811
7.06.02	Financial Income	475,472	593,834
7.06.03	Others	(1,600,692)	824,827
7.07	Total Added Value to be Distributed	6,392,323	6,021,101
7.08	Distribution of Added Value	6,392,323	6,021,101
7.08.01	Employee Compensation	1,417,119	1,682,735
7.08.01.01	Salaries	1,154,592	1,277,715
7.08.01.02	Fringe Benefits	202,270	326,547
7.08.01.03	Unemployment Benefits (FGTS)	60,257	78,473
7.08.02	Taxes, Fees and Contributions	4,164,895	1,082,153
7.08.02.01	Federal	2,389,406	654,046
7.08.02.02	State	1,766,510	395,778
7.08.02.03	Municipal	8,979	32,329
7.08.03	Return on Third-Party Capital	1,512,583	3,795,463
7.08.03.01	Interest	2,047,487	2,135,298
7.08.03.02	Rental Expenses	17,884	1,266
7.08.03.03	Others	(552,788)	1,658,899
7.08.04	Return on Shareholders' Equity	(702,274)	(539,250)
7.08.04.02	Dividends	(950,000)
7.08.04.03	Retained Earnings / (Losses) for the Period	(168,480)	(742,793)
7.08.04.04	Non-Controlling Interests in Retained Earnings	416,206	203,543

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

NOTES TO THE FINANCIAL STATEMENTS
(In thousands of reais, unless otherwise indicated)

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional (“CSN”, also referred to as “Company” or “Parent company”), is a publicly held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) and on the New York Stock Exchange (“NYSE”), reporting its information to the Brazilian Securities and Exchange Commission (“CVM”) and to the U.S. Securities and Exchange Commission (“SEC”).

The Group's main operating activities are divided into five 5 segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution, and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to its facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany in order to expand its market presence and provide excellent services to end consumers. Its steel is used in home appliances, civil construction, packaging and automobile industry.

•	Mining:

Iron ore production is carried outin the cities of Congonhas, Belo Vale and Ouro Preto, in the State of Minas Gerais, by its subsidiary CSN Mineração S.A. (“CSN Mineração”). The Company’s mining activities also include tin exploration in the state of Rondônia conducted by CSN's subsidiary Estanho de Rondônia S.A. (“ERSA”), to meet the needs of the UPV. The surplus of this raw material is sold to subsidiaries and third parties.

Iron ore is primarily sold in the international market, particularly in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, influenced by factors such as global demand, strategies adopted by the major steel producers, and the foreign exchange rates. All these factors are beyond the Company’s control. The ore is transported by rail to the Terminal de Carvão e Minérios at the Port of Itaguaí (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguai Port, located in the State of Rio de Janeiro and from TECAR to customers around the world. The imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN.

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, the Company, since January 2020, has a complete structure for tailings filtration, allowing the dry stacking of the material. The tailings are disposed of in geotechnically controlled piles in areas exclusively designated for stacking, avoiding the use of dams for this purpose.

As a consequence of these measures, decommissioning dams is the natural progression for processing filtered tailings. All of our mining dams are certified and comply with current environmental regulations.

•	Cements:

CSN entered the cement market to leverage the synergy between this activity and its existing businesses. The cement production unit located adjacent to the UPV facilities, in Volta Redonda, RJ, produces CP-III type cement using slag produced by UPV's own blast furnaces. There is also the exploration of limestone and dolomite at the Arcos, MG unit to meet the needs of the steel industry and the cement factory, as well as the production of clinker at the same unit.

On August 31, 2021, the subsidiary CSN Cimentos S.A. (“CSN Cimentos”) completed the acquisition of control of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda., operating in the Northeast region, especially in Paraíba and Pernambuco. On May 1, 2022, Elizabeth Mineração was merged into CSN Cimentos.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

On September 9, 2021, CSN Cimentos entered into the Agreement for the Sale and Purchase of the Shares in LafargeHolcim (Brasil) S.A., for the acquisition of 100% of the shares issued by LafargeHolcim (Brasil) S.A. (“LafargeHolcim”). On September 6, 2022, the acquisition of all shares issued by LafargeHolcim S.A. was completed, with the corporate name of LafargeHolcim being changed to "CSN Cimentos Brasil S.A.", which became controlled by CSN Cimentos. The Company's main activities are production, industrial operations and trade of cement, lime, mortar, minerals, and metals in general and complementary products for civil construction, in natura with industrial plants, warehouses and branches across the country.

On August 31, 2023, the Extraordinary General Meeting approved the merger of CSN Cimentos into CSN Cimentos Brasil with the consequent transfer of all assets, assets (movable and immovable), rights and obligations, in accordance with the terms of the “Protocol and Justification of the Incorporation of CSN Cimentos S.A. by CSN Cimentos Brasil S.A.”. Thus, CSN Cimentos was extinguished, all its shares were canceled and, in replacement, its shareholders received shares in CSN Cimentos Brasil. All activities carried out by CSN Cimentos are now carried out by CSN Cimentos Brasil. The Valuation Report of CSN Cimentos' equity as of June 30, 2023, being the basis for defining a capital increase in CSN Cimentos Brasil in the amount of R$2,383,276.

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A. (“MRS”), which manages the former Southeast Railway System of Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which holds the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas - spans the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, and Alagoas. Key routes includes São Luís to Altos, Altos to Fortaleza, Fortaleza to Sousa, Sousa to Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo, Itabaiana to Macau (Mesh I) and TLSA is responsible for the stretches from Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Missão Velha and Missão Velha-Pecém (Mesh II), which are currently under construction.

Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., the Container Terminal (“TECON”) and through its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port benefits from highway, railroad, and maritime access.

TECON handles the movement and storage of containers, vehicles, steel products, general cargo, and other items, and TECAR manages the loading and unloading of solid bulk ships, as well as the storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, supports both the Company’s operations and those of various customers.

•	Energy:

Since energy supply is fundamental to CSN’s production process, the Company has electricity generation assets to mitigate costs, enhance competitiveness.

On June 30, 2022, the Company's subsidiaries, CSN Cimentos and CSN Energia S.A. ("CSN Energia"), completed the acquisition of Santa Ana Energética S.A. (“Santa Ana”), as well as Topázio Energética S.A. ("Topázio") and, indirectly, Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, under the terms of the Share Purchase Agreement entered into on April 8, 2022 with Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento em Participações Multiestratégia, private equity fund managed by Brookfield Brasil Asset Management Investimentos Ltda. On October 7, 2022, subsidiaries CSN Mineração and CSN Energia S.A. completed the acquisition of 100% of the shares of Companhia Energética Chapecó – CEC, holder of the concession for the Quebra-Queixo Hydroelectric Power Plant (“Chapecó”), in accordance with the Agreement for the Purchase and Sale of Shares and Other Covenants and in the Private Instrument of Assignment of Rights and Obligations wich were signed on July 1, 2022 and July 25, 2022, respectively.

In July 2022, the Company won the auction held by the State of Rio Grande do Sul, for the sale of 100% of the shares it held, 6,381,908 equivalent to 66.23% of the share capital, of Companhia Estadual de Energia Elétrica - CEEE-G, as part of the CEEE Group privatization program, in accordance with State Law 15.298/19.On October 21, 2022, the transaction was completed with payment by the company of the auction winning price. On December 22, 2022, the acquisition of Eletrobras' 32.74% interest in CEEE-G was completed. On November 22, 2023, the post-takeover bid auction was settled, in which CFB acquired 1,271 (one thousand two hundred and seventy-one) common shares and 338 (three hundred and thirty-eight) preferred shares issued by CEEE-G, was concluded the Company currently holds 99% of the share capital of CEEE-G.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Going Concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's interim financial information for the period ended June 30, 2024, have been prepared on a going concern basis.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

2.a)	Statement of compliance

The parent company and consolidated interim financial information (“interim financial information”) have been prepared and are presented in accordance with the accounting practices adopted in Brazil, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”), and in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) and disclose all the relevant information of the interim financial information, and only this information, and includes only the data used by the Company's management in its activities. The consolidated interim financial information are identified as “Consolidated” and the parent company's individual interim financial information are identified as “Parent Company”.

2.b)	Basis of presentation

The interim financial statements were prepared based on the historical cost and were adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses. When IFRS and CPCs allows the option between cost or another measurement criterion, the cost of acquisition criterion was used.

The preparation of these interim financial statements requires Management to use certain accounting estimates, judgments, and assumptions that affect the application of Accounting polices the amounts reported on the balance sheet date of assets, liabilities, income, and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM. This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2023.

The new standards adopted for financial years beginning on or after January 1, 2024 are described in Note 2.e.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 2d - Accounting policies

Note 9b - Additional information on operating subsidiaries headquartered in Brazil and abroad

Note 11a – Goodwill impairment test

Note 17b – Sensitivity analysis of deferred income tax and social contribution

Note 18 - Installment taxes

Note 21a - Transactions with controlling shareholders

Note 21c - Other unconsolidated related parties

Note 29 - Employee benefits

Note 30 - Commitments

Note 31 - Insurance

The consolidated financial statements were approved by Board of Directors on August 09, 2024.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

2.c)	Functional currency and presentation currency

The accounting records included in the interim financial statements of each of the Company’s subsidiaries are measured using the currency of the principal economic environment in which each subsidiary operates (“the functional currency”). The consolidated and parent company interim financial statements are presented in Brazilian reais (BRL), which is the Company’s functional and reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are converted using the exchange rate on the balance sheet date. As of June 30, 2024, US$1 was equivalent to BRL 5.5589 (compared to BRL 4.8413 on December 31, 2023) and €1 was equivalent to BRL 5.9547 (compared to BRL 5.3516 on December 31, 2023), according to the rates obtained from the Central Bank of Brazil website.

2.d)	Statement of added value

Pursuant to Law 11,638/07, the presentation of the statement of added value is required for all publicly held companies. These statements were prepared in accordance with CPC 09 – Statement of Added Value. IFRS does not require the presentation of this statement; therefore, it is presented as additional information for IFRS purposes.

2.e)	Adoption of new requirements, standards, amendments and interpretations

The new requirements, standards, amendments and interpretations that came into force for fiscal years starting on January 1, 2024, are:

• Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback;

• Amendments to IAS 1 – Classification of Liabilities as "Current" or "Non-Current";

• Amendments to IAS 7 and IFRS 7 – Disclosures on forfaiting operations.

In relation to these changes, the Company did not identify significant impacts that would alter its disclosures in terms of the adoption and interpretation of the rules; except for the amendments to IAS 7 and IFRS 7. These amendments result from the addition of items 44F and 44H to Technical Pronouncement CPC 03 (R2) – Cash Flow Statements, which provide greater detail on forfaiting operations as disclosed in note 15.a. Suppliers - Forfaiting).

3.	CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Cash in bank and in hand
In Brazil	495,597	103,383	31,719	73,819
Abroad	6,491,634	10,797,192	156,984	140,400
	6,987,231	10,900,575	188,703	214,219

Financial investments
In Brazil	5,722,817	4,227,916	1,461,494	2,052,232
Abroad	2,835,329	917,727	4,156	3,619
	8,558,146	5,145,643	1,465,650	2,055,851
	15,545,377	16,046,218	1,654,353	2,270,070

Our investments are primarily in private and public securities with yields tied to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes, respectively. The Company invests portion of the funds through exclusive investment funds that have been consolidated in this interim financial information.

The financial resources available abroad, held in dollars and euros, are invested in private securities, in banks considered by the Administration to be first-rate and are remunerated at fixed rates.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

4.	FINANCIAL INVESTMENTS

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Investments (1)	43,334	39,800	23,003	139,949	33,590	31,505
Usiminas shares (2)	1,249,710	1,493,204			1,249,710	1,493,204
Bonds (3)			127,855	111,350			127,855	111,350
	1,293,044	1,533,004	150,858	251,299	1,283,300	1,524,709	127,855	111,350

(1) These are financial investments with restricted modalities and linked to a Bank Deposit Certificate (CDB) to secure a letter of guarantee with financial institutions, and to investments in Government bonds (LFT - Treasury Financial Letters) managed by the Company’s exclusive funds. The subsidiary CSN Cimentos Brasil holds financial investments with availability restrictions as collateral for a liability, whose redemption term is indefinite, with a balance of R$3,946 on June 30, 2024, and R$122,687 on December 31, 2023

(2) As of June 8, 2024, contracts involving portions of Usiminas shares held by the Company as collateral (fiduciary alienation) have been settled.

(3) Bonds with Banco Fibra, maturing in February 2028 (see note 20.a).

5.      TRADE RECEIVABLES

		Consolidated		Parent Company
	Ref.	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Trade receivables
Third parties
Domestic market		1,585,515	1,525,773	959,228	872,666
Foreign market		1,147,297	1,801,677	39,782	31,176
		2,732,812	3,327,450	999,010	903,842
Allowance for doubtful debts		(255,213)	(226,053)	(141,171)	(119,558)
		2,477,599	3,101,397	857,839	784,284
Related parties	20.a	70,449	168,367	768,605	1,086,083
		2,548,048	3,269,764	1,626,444	1,870,367

The composition of the gross balance of accounts receivable from third-party consumers is as follows:

	Consolidated		Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Current	2,446,857	2,938,483	841,681	720,879
Past-due up to 30 days	33,276	129,846	20,292	55,754
Past-due up to 180 days	50,979	36,568	35,226	31,248
Past-due over 180 days	201,700	222,553	101,811	95,961
	2,732,812	3,327,450	999,010	903,842

The changes in the estimated credit losses are as follows:

	Consolidated		Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Opening balance	(226,053)	(232,830)	(119,558)	(122,872)
(Loss)/Reversal estimated	(36,103)	(2,959)	(26,500)	(251)
Recovery and write-offs of receivables	6,943	9,736	4,887	3,565
Closing balance	(255,213)	(226,053)	(141,171)	(119,558)

The Company conducts credit assignment transactions without co-obligation. After assignment the customer's trade notes/securities and receipt of the funds from the closing of each transaction, CSN settles the related accounts receivable and is fully released from the credit risk associated with these transactions. The financial charges related to credit assignment transactions in the period ended June 30, 2024 were R$13,463 in the consolidated and R$12,955 in the parent company, classified under financial expenses.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

6.	INVENTORIES

	Consolidated		Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Finished goods	3,632,983	3,856,491	2,255,683	2,121,712
Work in progress	3,444,356	3,316,396	1,611,241	1,622,987
Raw materials	3,085,489	2,607,079	2,258,276	1,820,109
Storeroom supplies	1,338,341	1,225,963	574,359	566,961
Advances to suppliers	141,148	85,623	128,239	61,119
Provision for losses	(105,001)	(121,871)	(37,480)	(24,304)
	11,537,316	10,969,681	6,790,318	6,168,584

Classified:
Current	9,944,927	9,557,578	6,790,318	6,168,584
Non-current (1)	1,592,389	1,412,103
	11,537,316	10,969,681	6,790,318	6,168,584

(1)	Long-term iron ore inventories intended for use after the construction of the processing plant, which will produce pellet feed.

The changes in the provision for losses on inventories are as follows:

	Consolidated		Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Opening balance	(121,871)	(96,493)	(24,304)	(16,124)
Reversal/(Provision for losses) on inventories with low turnover and obsolescence	16,870	(25,378)	(13,176)	(8,180)
Closing balance	(105,001)	(121,871)	(37,480)	(24,304)

7.	RECOVERABLE TAXES

	Consolidated		Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
ICMS (Brazilian State Value-Added Tax)	1,649,158	1,492,575	1,125,854	1,015,444
Brazilian federal contributions	2,633,799	2,729,606	1,700,475	1,592,694
Other taxes	61,814	59,316	13,228	68,391
	4,344,771	4,281,497	2,839,557	2,676,529

Classified:
Current	1,815,500	1,744,074	994,748	855,663
Non-current	2,529,271	2,537,423	1,844,809	1,820,866
	4,344,771	4,281,497	2,839,557	2,676,529

The credits arise mainly from ICMS (Brazilian State Value-Added Tax), PIS (Social Integration Program Contribution) and COFINS (Contribution for the Financing of Social Security) - both of which are Brazilian federal taxes on business revenues levied on purchases of inputs and fixed assets, in accordance with current legislation. These credits are typically realized through offsets against liabilities of the same nature or with other federal taxes, as permitted by legislation. Based on analyses and projections made by Management, the Company does not foresee any risk of non-realization of these tax credits.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

8.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

		Consolidated				Parent Company
		Current		Non-current		Current		Non-current
	Ref.	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Judicial deposits	18			624,319	491,882			199,454	210,833
Derivative transactions	13	102,895	32,211			75,422	12,122
Dividends receivable	20.a	183,336	185,178			268,359	562,938
Prepaid expenses		319,130	416,556	63,017	83,557	239,918	248,472	49,985	64,652
Prepaid expenses		319,130	337,107	21,847	44,027	239,918	248,472	17,580	33,645
Prepaid expenses with freight			79,449
Actuarial asset	20.a			41,170	39,530			32,405	31,007
Receivables from related parties		13,621	13,625	3,572,875	3,451,991	362,051	222,467	4,100,889	3,889,118
Loans with related parties	20.a	5,312	5,316	1,780,296	1,659,412	5,312	5,316	2,308,302	2,096,536
Other receivables from related parties	20.a	8,309	8,309	1,792,579	1,792,579	356,739	217,151	1,792,587	1,792,582
Other assets		195,312	279,492	1,392,320	1,283,061	35,047	34,478	1,360,446	1,235,145
Trading securities		3,955	7,198			3,816	7,054
Compulsory loans from Eletrobrás				53,915	62,913			51,291	60,136
Employee debts		78,005	61,332			30,770	27,166
Receivables by indemnity (1)			106,405	1,325,751	1,173,922			1,308,078	1,173,922
Term of Agreement GSF DFESA		14,264	14,264	9,509	16,642
Advances to suppliers		3,628	10,158
Others		95,460	80,135	3,145	29,584	461	258	1,077	1,087
		814,294	927,062	5,652,531	5,310,491	980,797	1,080,477	5,710,774	5,399,748

(1)	In December 2023, an amount of R$106,405 was recognized as a current asset related to an income tax dispute abroad. This amount was received in the second quarter of 2024 and is no longer included under 'Other assets'. The non-current asset comprises a certain and mensurable credit arising from a final and binding court decision in favor of the Company. This credit is due to losses and damages resulting from voltage drops in the energy supply in the periods from January 1991 to June 2002, as well as refund of overpaid rail freight amounts from April 1994 to March 1996 from the company RFFSA. After RFFSA was dissolved, it became part of the passive obligation of the Federal Government. As of June 30, 2024, the monetary restatement of the receivable related to RFFSA was recognized, amounting to R$121,309.

9.	BASIS OF CONSOLIDATION AND INVESTMENTS

The information regarding the activities of jointly controlled subsidiaries, joint operations, associates and other investments remains unchanged from what was disclosed in the Company's financial statements as of December 31, 2023. Therefore, Management has decided not to repeat this information in the interim financial statements of June 30, 2024.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companies	06/30/2024	12/31/2023	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios NacionalS.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	79.75	79.75	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos Brasil S.A.	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.90	Equity interests
CSN Participações I	99.90	99.90	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.10	0.10	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99.90	99.90	Equity interests
CSN Participações IV	99.90	99.90	Equity interests
CSN Participações V	99.90	99.90	Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	100.00	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.89	99.88	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.88	99.87	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.88	99.87	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	79.75	79.75	Financial transactions, product sales and Equity interests
CSN Mining GmbH	79.75	79.75	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	79.75	79.75	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	79.75	79.75	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.98	99.98	Manufacturing and sale of cement
Santa Ana Energética S.A.	99.98	99.98	Electric power generation
Topázio Energética S.A.	99.98	99.98	Electric power generation
Brasil Central Energia Ltda.	99.98	99.98	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.99	99.90	Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó	79.75	79.75	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G (2)	100.00	98.98	Electric power generation
Ventos de Vera Cruz S.A.	99.99	98.97	Electric power generation
Ventos de Curupira S.A	99.99	98.97	Electric power generation
Ventos de Povo Novo S.A.	99.99	98.97	Electric power generation
MAZET Maschinenbau und Zerspanungstechnik Unterwellwnborn GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Mining International GmbH	79.75	79.75	Commercial and representation of products
CSN International Steel GmbH (3)	100.00		Commercial and representation of products

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Consórcio Itaúba	36.60	36.60	Electric power generation
Consórcio Passo Real	46.97	46.97	Electric power generation
Consórcio Dona Francisca	15.00	15.00	Electric power generation
Consórcio Ventos de Curupira	99.99	99.99	Electric power generation

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.75	18.64	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A.	48.03	48.03	Railroad logistics
Equimac S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment
Consórcio Itaúba	63.40	63.40	Electric power generation
Consórcio Passo Real	53.03	53.03	Electric power generation

Indirect interest in joint ventures: equity method
MRS Logística S.A.	14.95	14.86	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests
Pantlântica S.A. (1)	29.92		Steel

Indirect interest in affiliates: equity method
Jaguari Energética S.A.	10.50	10.39	Electric power generation
Chapecoense Geração S.A.(2)	9.00	8.91	Electric power generation
Parques Eólicos Palmares S.A.(*)			Dormant company
Ventos do Litoral Energia S.A.(*)			Dormant company
Ventos dos Índios Energia S.A.(*)			Dormant company
Companhia Energética Rio das Antas - Ceran (2)	30.00	29.69	Electric power generation
Ventos do Sul Energia S.A. (2)	10.00	9.90	Electric power generation
Foz Chapecó Energia S.A. (2)	9.00	8.91	Electric power generation

Exclusive funds: full consolidation
Diplic II- Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

(*) Dormant companies.

(1) On January 15, 2024, Panatlântica started to be valued using the equity method on account of the acquisition of 18.61% of the shares at a total price of R$ 150,000 with the Company holding 29.92% of Panatlântica's capital. Prior to such acquisition, the Company valued the investment at fair value through the result.

(2) On February 21, 2024, the Company became the holder of 100% of the shares of the subsidiary CEEE-g (as of December 31, 2023, 98,98%), and for this reason, there was a small percentage increase in the indirect participation of the companies Companhia Energética Rio das Antas – CERAN, Ventos do Sul Energia S.A., Chapecoense Geração S.A. and Foz Chapecó Energia S.A.

(3) On March 7,2024, the company CSN International Steel GmbH was established by the Company's direct subsidiary, CSN Steel S.L.U.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

9.a)	Changes in investments in subsidiaries, joint ventures, joint operations, associates and other investments

The positions presented as of June 30, 2024 and the changes refer to the interest held by CSN in these companies:

		Consolidated
Companies	Ref.	Final balance on 12/31/2023	Capital increase	Dividends	Equity Income	Comprehensive income	Others	Final balance on 06/30/2024

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica		2,381,607		(120)	249,519	14,612		2,645,618
Fair Value MRS		480,622						480,622
Fair Value MRS amortization		(93,971)			(5,873)			(99,844)
Transnordestina Logística S.A.		1,160,946			(12,869)			1,148,077
Fair Value -Transnordestina		659,106						659,106
Arvedi Metalfer do Brasil		35,487			(47)			35,440
Panatlântica S.A.			150,000		2,623	24,503	78,737	255,863
Equimac S.A		23,793		(1,342)	3,289			25,740
Indirect interest in affiliates - CEEE-G		165,891		(20,900)	9,976		(2)	154,965
Fair Value indirect participation CEEE-G		319,709						319,709
Fair Value amortization indirect participation CEEE-G		(23,896)			(9,310)			(33,206)
		5,109,294	150,000	(22,362)	237,308	39,115	78,735	5,592,090
Other participations
Fair value investments through profit or loss (1)	13	78,737					(78,737)
Other (2)		49,146	1,043				730	50,919
		127,883	1,043				(78,007)	50,919

Total shareholdings		5,237,177	151,043	(22,362)	237,308	39,115	728	5,643,009

Classification of investments in the balance sheet
Equity interests		5,237,177						5,643,009
Investment Property		205,954						204,019
Total investments in the asset		5,443,131						5,847,028

(1) The balance movement refers to the change in the valuation method of the Panatlântica investee due to the acquisitions of the aforementioned shares. As mentioned, the company, which was valued at fair value through results, started to be valued through the equity method.

(2) These are strategic investments in startups made by the subsidiary CSN Inova Ventures, which are valued using the cost method, in the following companies: Alinea Health Holdings Ltda. I.Systems Aut. Ind., 2D Materials, H2Pro Ltda, 1S1 Energy, Traive INC., OICO Holdingsand Global Dot.

The reconciliation of equity in earnings of companies with shared control classified as joint ventures and associates and the amount presented in the income statement is presented below and results from the elimination of the results of CSN's transactions with these companies:

	Consolidated
	06/30/2024	06/30/2023

Equity in results of affiliated companies
MRS Logística S.A.	249,519	179,367
Transnordestina	(12,869)	(11,163)
Arvedi Metalfer do Brasil	(47)	(1,373)
Equimac S.A	3,289	1,306
Indirect interest in affiliates - CEEE-G	9,976	24,732
Panatlântica S.A.	2,623
Fair Value Amortization	(15,183)	(33,881)
	237,308	158,988
Reclassification IAS 28 (1)	(45,726)	(31,493)
Others	17	1,316
Equity in results	191,599	128,811

(1) The operating margin of intercompany transactions with group companies classified as joint ventures, which are not consolidated, are reclassified in the Statement of Income from the Investment group to the costs and income tax and social contribution groups.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The changes in the Parent Company's investment are presented below:

		Parent Company
Companies	Ref.	Final balance on 12/31/2023	Increase (Decrease) of capital	Dividends	Equity Income	Comprehensive income	Others	Final balance on 06/30/2024

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.		4,688,943			180,025	379,204		5,248,172
Sepetiba Tecon S.A.		372,251			462			372,713
Minérios NacionalS.A.		143,737			(14,599)			129,138
Fair Value - Minérios Nacional		2,122,071						2,122,071
Companhia Metalúrgica Prada		321,641			(67,444)			254,197
Goodwill - Companhia Metalúrgica Prada		63,509						63,509
CSN Mineração S.A.		8,532,643		(817,511)	1,647,225	5,963		9,368,320
CSN Energia S.A.		24,445			(9,132)			15,313
FTL - Ferrovia Transnordestina Logística S.A.		131,031			(22,294)			108,737
Companhia Florestal do Brasil		1,331,941			(83,708)	(2,618)		1,245,615
CBSI - Companhia Brasileira de Serviços de Infraestrutura		37,951			36,162			74,113
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura		15,225						15,225
CSN Cimentos Brasil S.A.		6,555,144			(66,542)	(1,095)		6,487,507
Others		370			(43)			327
		24,340,902		(817,511)	1,600,112	381,454		25,504,957
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.		193,122		(16,326)	(3,184)			173,612
MRS Logística S.A.		1,191,104		(63)	124,798	7,369		1,323,208
Transnordestina Logística S.A.		1,160,944			(12,869)			1,148,075
Fair Value -Transnordestina		659,106						659,106
Equimac S.A		23,793		(1,342)	3,289			25,740
Panatlântica S.A.			150,000		2,623	24,503	78,737	255,863
Arvedi Metalfer do Brasil (affiliated)		35,488			(47)			35,441
		3,263,557	150,000	(17,731)	114,610	31,872	78,737	3,621,045
Other participations
Investments at fair value through profit or loss		78,737					(78,737)
Profits on subsidiaries' inventories		(20,109)			(17,486)			(37,595)
Other investments		29						29
		58,657			(17,486)		(78,737)	(37,566)

Total shareholdings		27,663,116	150,000	(835,242)	1,697,236	413,326		29,088,436

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.		(2,516,395)			(395,362)			(2,911,757)
CSN Inova Ventures		(2,107,852)			(601,817)			(2,709,669)
CSN Islands XII Corp.		(3,286,160)			(745,344)			(4,031,504)
Estanho de Rondônia S.A.		(114,779)	72,500		(31,527)			(73,806)
Total subsidiaries with unsecured liabilities		(8,025,186)	72,500		(1,774,050)			(9,726,736)

Equity Income					(76,814)

Classification of investments in the balance sheet
Equity interests		27,663,116						29,088,436
Investment Property		137,761						136,658
Total active investments		27,800,877						29,225,094
Provision for Investments with Unsecured Liabilities (liabilities)		(8,025,186)						(9,726,736)
Total active and passive investments		19,775,691						19,498,358

9.b)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies with shared control are shown below and refer to 100% of the companies’ results:

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	06/30/2024				12/31/2023
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	2,625,377	626,066	16,293	76,838	3,388,052	786,007	13,953	93,712
Advances to suppliers	157,307	32,692	28	55	101,318	6,161	77	409
Other current assets	1,035,380	82,195	18,754	23,266	1,390,540	67,758	16,747	30,517
Total current assets	3,818,064	740,953	35,075	100,159	4,879,910	859,926	30,777	124,638
Non-current Assets
Other non-current assets	407,469	92,729	143	17,763	679,749	97,560	599	18,054
Investments, PP&E and intangible assets	13,392,470	12,504,396	66,024	280,836	12,774,225	12,062,189	48,570	296,818
Total non-current assets	13,799,939	12,597,125	66,167	298,599	13,453,974	12,159,749	49,169	314,872
Total Assets	17,618,003	13,338,078	101,242	398,758	18,333,884	13,019,675	79,946	439,510

Current Liabilities
Borrowings and financing	375,765	205,148	23,864		993,367	167,201	8,552
Lease liabilities	581,564		473		565,002		684
Other current liabilities	1,704,263	74,739	12,838	18,475	2,111,251	80,851	8,310	21,222
Total current liabilities	2,661,592	279,887	37,175	18,475	3,669,620	248,052	17,546	21,222
Non-current Liabilities
Borrowings and financing	5,617,149	8,791,050	10,209		5,879,207	8,481,707	12,734
Lease liabilities	1,393,123				1,665,072		253
Other non-current liabilities	889,749	1,877,244	2,379	24,155	729,736	1,873,232	1,827	22,140
Total non-current liabilities	7,900,021	10,668,294	12,588	24,155	8,274,015	10,354,939	14,814	22,140
Shareholders’ equity	7,056,390	2,389,897	51,479	356,128	6,390,249	2,416,684	47,586	396,148
Total liabilities and shareholders’ equity	17,618,003	13,338,078	101,242	398,758	18,333,884	13,019,675	79,946	439,510

	01/01/2024 to 06/30/2024				01/01/2023 a 06/30/2023
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Statements of Income
Net revenue	3,497,614		31,377	91,948	2,873,214		22,926	96,010
Cost of sales and services	(1,808,873)		(16,512)	(59,656)	(1,589,318)		(13,006)	(42,394)
Gross profit	1,688,741		14,865	32,292	1,283,896		9,920	53,616
Operating (expenses) income	(91,298)	(19,996)	(3,075)	(40,670)	(227,070)	(21,343)	(2,128)	(39,463)
Financial income (expenses), net	(584,221)	(6,792)	(1,043)	2,174	(325,469)	(1,895)	(1,402)	2,510
Profit/(Loss) before IR/CSLL	1,013,222	(26,788)	10,747	(6,204)	731,357	(23,238)	6,390	16,663
Current and deferred IR/CSLL	(342,656)		(3,144)	(291)	(250,085)		(626)	(5,756)
Profit / (loss) for the year	670,566	(26,788)	7,603	(6,495)	481,272	(23,238)	5,764	10,907

9.c)	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil, comprising the rail links Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém (“Malha II”). On December 23, 2022, after extensive negotiations involving ANTT, TCU and the then Ministry of Infrastructure, signed first amendment to the Concession Agreement , which redefined the scope and deadlines for completion of the TLSA sections, notably to provide for the return of the section Salgueiro-Porto de Suape, which results in a project with the current 1,206 km of rail network and completion deadline up to December 2029.

Management relies on resources from its shareholders and third parties to complete the work, which is expected to be available, based on previously conducted agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the interim financial information was considered appropriate.

9.d)	Investment Properties:

The balance of investment properties is shown below:

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Consolidated			Parent Company
	Ref.	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2023		156,811	49,143	205,954	94,257	43,504	137,761
Cost		156,811	82,737	239,548	94,257	74,392	168,649
Accumulated depreciation			(33,594)	(33,594)		(30,888)	(30,888)
Balance at December 31, 2023		156,811	49,143	205,954	94,257	43,504	137,761
Depreciation	24		(1,982)	(1,982)		(1,103)	(1,103)
Transfer between groups - fixed assets and investment property		726		726
Write-offs	26	(679)		(679)
Balance at June 30, 2024		156,858	47,161	204,019	94,257	42,401	136,658
Cost		156,858	83,285	240,143	94,257	74,392	168,649
Accumulated depreciation			(36,124)	(36,124)		(31,991)	(31,991)
Balance at June 30, 2024		156,858	47,161	204,019	94,257	42,401	136,658

Management's estimate of the fair value of investment properties was made for December 31, 2023. The fair value of investment property in the consolidated financial statements on December 31, 2023 is R$2,235,614 (R$2,163,610 on December 31, 2022) and in the parent company R$2,117,924 (R$2,097,290 on December 31, 2022)

The average estimated useful lives for the periods are as follows (in years):

	Consolidated		Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Buildings	28	28	29	29

10.	PROPERTY, PLANT AND EQUIPMENT

		Consolidated
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use (i)	Others (**)	Total
Balance at December 31, 2023		525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Cost		525,307	9,110,694	39,597,174	297,916	4,425,130	1,126,977	860,818	55,944,016
Accumulated depreciation			(4,578,375)	(22,177,652)	(251,999)		(452,191)	(556,341)	(28,016,558)
Balance at December 31, 2023		525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Effect of foreign exchange differences		9,943	8,819	37,989	1,629	14,200	8,201	916	81,697
Acquisitions		1,105	19,464	105,172	5,083	2,014,946	1,268	11,567	2,158,605
Capitalized interest	10					89,522			89,522
Write-offs	25			(5,070)	(19)	(2,157)	(855)	(27)	(8,128)
Depreciation	24		(150,091)	(1,414,225)	(5,772)		(109,860)	(31,625)	(1,711,573)
Transfers to other asset categories		7,663	202,359	1,555,986	19,822	(1,895,994)		110,164
Transfer between groups - intangible assets and investment property		(726)				(18,551)			(19,277)
Right of use - Remesurement							128,505		128,505
Others				(613)		(20,935)			(21,548)
Balance at June 30, 2024		543,292	4,612,870	17,698,761	66,660	4,606,161	702,045	395,472	28,625,261
Cost		543,292	9,382,670	41,478,527	327,576	4,606,161	1,174,972	983,102	58,496,300
Accumulated depreciation			(4,769,800)	(23,779,766)	(260,916)		(472,927)	(587,630)	(29,871,039)
Balance at June 30, 2024		543,292	4,612,870	17,698,761	66,660	4,606,161	702,045	395,472	28,625,261

		Parent Company
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use (i)	Others (**)	Total
Balance at December 31, 2023		25,618	284,330	7,097,152	9,508	814,174	6,067	51,966	8,288,815
Cost		25,618	534,794	16,938,652	101,426	814,174	41,584	171,615	18,627,863
Accumulated depreciation			(250,464)	(9,841,500)	(91,918)		(35,517)	(119,649)	(10,339,048)
Balance at December 31, 2023		25,618	284,330	7,097,152	9,508	814,174	6,067	51,966	8,288,815
Acquisitions				17,089	359	1,052,224			1,069,672
Capitalized interest	10					30,124			30,124
Write-offs	25			1,474					1,474
Depreciation	24		(10,948)	(616,970)	(895)		(5,339)	(5,488)	(639,640)
Transfers to other asset categories			72,796	632,821	465	(712,534)		6,452
Transfers to intangible assets						(1,816)			(1,816)
Right of use - Remesurement							4,940		4,940
Others						(1,105)			(1,105)
Balance at June 30, 2024		25,618	346,178	7,131,566	9,437	1,181,067	5,668	52,930	8,752,464
Cost		25,618	607,590	17,590,036	102,250	1,181,067	12,084	178,067	19,696,712
Accumulated depreciation			(261,412)	(10,458,470)	(92,813)		(6,416)	(125,137)	(10,944,248)
Balance at June 30, 2024		25,618	346,178	7,131,566	9,437	1,181,067	5,668	52,930	8,752,464

(*) Progress in business expansion projects stands out, mainly Expansion of the port in Itaguaí and Casa de Pedra, Itabirito, Tailings recovery from dams, Projects of new integrated cement plants and repair of coke batteries at the Plant President Vargas added capitalized interest in the period.

(**) Refer substantially to: assets classified as vehicles and hardware.

(i)	Right of use

Below are the movements of the right of use:

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2023	512,923	86,057	54,149	21,657	674,786
Cost	629,004	143,926	254,640	99,407	1,126,977
Accumulated depreciation	(116,081)	(57,869)	(200,491)	(77,750)	(452,191)
Balance at December 31, 2023	512,923	86,057	54,149	21,657	674,786
Effect of foreign exchange differences		5,588	1,219	1,394	8,201
Addition	202		1,066		1,268
Remesurement	6,555	1,261	99,469	21,220	128,505
Depreciation	(18,956)	(8,210)	(69,578)	(13,116)	(109,860)
Write-offs			(855)		(855)
Balance at June 30, 2024	500,724	84,696	85,470	31,155	702,045
Cost	600,724	143,590	311,052	119,606	1,174,972
Accumulated depreciation	(100,000)	(58,894)	(225,582)	(88,451)	(472,927)
Balance at June 30, 2024	500,724	84,696	85,470	31,155	702,045

	Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2023	5,110	957		6,067
Cost	37,416	2,477	1,691	41,584
Accumulated depreciation	(32,306)	(1,520)	(1,691)	(35,517)
Balance at December 31, 2023	5,110	957		6,067
Remesurement	4,354		586	4,940
Depreciation	(4,587)	(410)	(342)	(5,339)
Balance at June 30, 2024	4,877	547	244	5,668
Cost	7,330	2,477	2,277	12,084
Accumulated depreciation	(2,453)	(1,930)	(2,033)	(6,416)
Balance at June 30, 2024	4,877	547	244	5,668

The average estimated useful lives are as follows (in years):

	Consolidated		Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Buildings and Infrastructure	32	33	29	30
Machinery, equipment and facilities	17	18	18	18
Furniture and fixtures	11	11	13	13
Others	11	10	9	10

11.   INTANGIBLE ASSETS

		Consolidated							Parent Company
	Ref.	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2023		4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481	57,882	57,882
Cost		4,675,302	718,929	276,617	217,560	6,431,706	2,283	12,322,397	190,240	190,240
Accumulated amortization		(549,047)	(633,653)	(258,909)	(3,563)	(340,744)		(1,785,916)	(132,358)	(132,358)
Balance at December 31, 2023		4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481	57,882	57,882
Effect of foreign exchange differences			5,862	246	20,381		10	26,499
Acquisitions				570				570
Transfer between groups - fixed assets and investment property				14,907		3,644		18,551	1,816	1,816
Write-offs	25			(798)				(798)
Amortization	24		(38,418)	(11,188)	(8)	(71,381)		(120,995)	(7,028)	(7,028)
Transfers to other asset categories				51,566		(51,566)
Balance at June 30, 2024		4,126,255	52,720	73,011	234,370	5,971,659	2,293	10,460,308	52,670	52,670
Cost		4,675,302	796,531	327,152	237,941	6,400,009	2,293	12,439,228	192,056	192,056
Accumulated amortization		(549,047)	(743,811)	(254,141)	(3,571)	(428,350)		(1,978,920)	(139,386)	(139,386)
Balance at June 30, 2024		4,126,255	52,720	73,011	234,370	5,971,659	2,293	10,460,308	52,670	52,670

(*) Composed mainly of: (i) mining rights whose amortization is based on the volume of production and (ii) Concession agreement for use of water resources in the acquisition of control of the Companhia Estadual de Geração de Energia Elétrica, the amortization is carried out for the term of the contract.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The average estimated useful lives are as follows (in years):

	Consolidated		Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Software	9	10	9	9
Customer relationships	13	13

11.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to CPC 01(R1)/IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test.

The assumptions used to assess impairment in December 2023 remain in force and there is no event that justifies impairment records on June 30, 2024.

12.	BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures that are recorded at amortized cost are as follows:

	Consolidated				Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023

Foreign debt agreements
Floating Rates:
Prepayment	2,027,357	548,230	6,331,900	6,576,696	1,497,207	224,292	1,161,433	1,805,805
Fixed Rates:
Bonds, Facility, CCE and ACC	2,507,602	2,079,972	21,412,816	17,815,926	2,200,885	1,471,915	1,134,016	1,123,182
Intercompany					441,828	490,966	11,000,672	7,197,800
Fixed interest in EUR
Intercompany					1,152,610	1,030,571		303,345
Facility	761,113	327,873	117,148	114,227
	5,296,072	2,956,075	27,861,864	24,506,849	5,292,530	3,217,744	13,296,121	10,430,132

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME/FINEP, Debentures, NCE and CCB	3,636,700	4,745,721	14,687,530	13,265,267	1,225,596	2,395,570	8,995,644	7,738,683
	3,636,700	4,745,721	14,687,530	13,265,267	1,225,596	2,395,570	8,995,644	7,738,683
Total Borrowings and Financing	8,932,772	7,701,796	42,549,394	37,772,116	6,518,126	5,613,314	22,291,765	18,168,815
Transaction Costs and Issue Premiums	(84,009)	(88,429)	(530,954)	(526,408)	(26,406)	(24,850)	(93,546)	(65,974)
Total Borrowings and Financing + Transaction cost	8,848,763	7,613,367	42,018,440	37,245,708	6,491,720	5,588,464	22,198,219	18,102,841

12.a)	Borrowing and amortization, financing, and debentures

The following table shows amortization and funding during the period:

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Consolidated		Parent Company
	Ref.	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Opening balance		44,859,075	40,918,742	23,691,305	21,413,268
New debts		5,411,951	15,753,501	4,838,857	10,018,056
Repayment		(3,877,726)	(9,892,344)	(2,448,164)	(6,985,915)
Payments of charges		(1,964,906)	(3,428,721)	(846,224)	(1,647,267)
Accrued charges	26	2,040,939	3,664,313	911,496	1,797,838
Others (1)		4,397,870	(2,156,416)	2,542,669	(904,675)
Closing balance		50,867,203	44,859,075	28,689,939	23,691,305

(1)	Including unrealized exchange and monetary variations and funding cost.

The Company raised and amortized borrowings, financing and debentures during 2024, as shown below:

				Consolidated
				06/30/2024
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	127,960	2024 to 2027	(209,892)	(274,396)
Bonds, ACC, CCE and Facility	3,597,991	2024 to 2030	(1,999,382)	(728,738)
BNDES/FINAME/FINEP, Debentures, NCE, Facility and CCB	1,686,000	2024 to 2039	(1,668,452)	(961,772)
	5,411,951		(3,877,726)	(1,964,906)

12.b)	Maturities of borrowings, financing and debentures presented in current and non-current liabilities

			Consolidated			Parent Company
			06/30/2024			06/30/2024
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
Average rate	in Dólar 6.89% in Euro 5.23%	in Real 12.27%		in Dólar 3.48% in Euro 3.43%	in Real 12.49%
2024	2,052,270	2,785,951	4,838,221	2,678,971	525,241	3,204,212
2025	3,906,813	1,585,003	5,491,816	3,527,842	1,080,078	4,607,920
2026	3,387,191	2,611,623	5,998,814	1,767,019	2,049,751	3,816,770
2027	1,607,947	3,354,209	4,962,156	726,548	2,819,251	3,545,799
2028	7,803,584	1,397,810	9,201,394	3,198,174	1,352,251	4,550,425
2029 to 2031	10,033,815	2,791,519	12,825,334	3,541,017	1,132,585	4,673,602
After 2032	4,366,316	3,798,115	8,164,431	3,149,080	1,262,083	4,411,163
	33,157,936	18,324,230	51,482,166	18,588,651	10,221,240	28,809,891

•      Covenants

The Company maintains contracts that provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the equity ratio disclosure of its audited interim financial information according to regulatory deadlines or early maturity if the indicator of net debt to EBITDA reaches the levels foreseen in those contracts.

To the moment, the Company is compliant with the financial and non-financial obligations (covenants) of its current contracts.

13.   FINANCIAL INSTRUMENTS

13.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate swap, swap interest and derivatives with commodities.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Considering the nature of these instruments, their fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

•	Classification of financial instruments

	Consolidated
				06/30/2024				12/31/2023
	Ref.	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		15,545,377	15,545,377			16,046,218	16,046,218
Financial investments	4	1,249,710	43,334	1,293,044		1,493,204	39,800	1,533,004
Trade receivables	5		2,548,048	2,548,048			3,269,764	3,269,764
Dividends and interest on equity	8		183,336	183,336			185,178	185,178
Derivative financial instruments	8	102,895		102,895		32,211		32,211
Trading securities	8	3,955		3,955		7,198		7,198
Loans - related parties	20.a		5,312	5,312			5,316	5,316
Receivables by indemnity	8						106,405	106,405
Total		1,356,560	18,325,407	19,681,967		1,532,613	19,652,681	21,185,294

Non-current
Financial investments	4		150,858	150,858			251,299	251,299
Other trade receivables			2,023	2,023			10,406	10,406
Eletrobrás compulsory loan	8		53,915	53,915			62,913	62,913
Receivables by indemnity	8		1,325,751	1,325,751			992,577	992,577
Loans - related parties	20.a		1,780,296	1,780,296			1,659,412	1,659,412
Investments	9					78,737		78,737
Total			3,312,843	3,312,843		78,737	2,976,607	3,055,344

Total Assets		1,356,560	21,638,250	22,994,810		1,611,350	22,629,288	24,240,638

Liabilities
Current
Borrowings and financing	12		8,932,772	8,932,772			7,701,796	7,701,796
Lease liabilities	14		166,520	166,520			137,638	137,638
Trade payables	15		6,533,975	6,533,975			7,739,520	7,739,520
Trade payables - Drawee Risk and forfaiting	15.b		4,846,066	4,846,066			4,209,434	4,209,434
Dividends and interest on capital	16		6,252	6,252			80,624	80,624
Derivative financial instruments	16				672,280	263,747		936,027
Total			20,485,585	20,485,585	672,280	263,747	19,869,012	20,805,039

Non-current
Borrowings and financing	12		42,500,759	42,500,759			37,772,116	37,772,116
Lease liabilities	14		608,653	608,653			596,123	596,123
Trade payables	15		103,918	103,918			31,060	31,060
Derivative financial instruments	12	48,635		48,635		60,468		60,468
Concessions payable	16		73,286	73,286			74,177	74,177
Total		48,635	43,286,616	43,335,251		60,468	38,473,476	38,533,944
Total Liabilities		48,635	63,772,201	63,820,836	672,280	324,215	58,342,488	59,338,983

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	Parent Company
				06/30/2024			12/31/2023
	Ref.	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		1,654,353	1,654,353		2,270,070	2,270,070
Financial investments	4	1,249,710	33,590	1,283,300	1,493,204	31,505	1,524,709
Trade receivables	5		1,626,444	1,626,444		1,870,367	1,870,367
Derivative financial instruments	8	75,422		75,422	12,122		12,122
Dividends and interest on equity	8		268,359	268,359		562,938	562,938
Trading securities	8	3,816		3,816	7,054		7,054
Loans - related parties	20.a		5,312	5,312		5,316	5,316
Total		1,328,948	3,588,058	4,917,006	1,512,380	4,740,196	6,252,576

Non-current
Financial investments	4		127,855	127,855		111,350	111,350
Other trade receivables			1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	8		51,291	51,291		60,136	60,136
Receivables by indemnity	8		1,308,078	1,308,078		992,577	992,577
Loans - related parties	20.a		2,308,302	2,308,302		2,096,536	2,096,536
Investments	9				78,737		78,737
Total			3,796,529	3,796,529	78,737	3,261,602	3,340,339
Total Assets		1,328,948	7,384,587	8,713,535	1,591,117	8,001,798	9,592,915

Liabilities
Current
Borrowings and financing	12		6,518,126	6,518,126		5,613,314	5,613,314
Lease liabilities	14		2,691	2,691		6,523	6,523
Trade payables	15		3,626,897	3,626,897		3,976,931	3,976,931
Trade payables - Drawee Risk and forfaiting	15.b		4,107,866	4,107,866		3,980,003	3,980,003
Dividends and interest on capital	16		5,760	5,760		5,230	5,230
Total			14,261,340	14,261,340		13,582,001	13,582,001

Non-current
Borrowings and financing	12		22,261,585	22,261,585		18,168,815	18,168,815
Lease liabilities	14		3,198	3,198		476	476
Trade payables	15		95,110	95,110		11,184	11,184
Derivative financial instruments	12	30,180		30,180
Total		30,180	22,359,893	22,390,073		18,180,475	18,180,475
Total Liabilities		30,180	36,621,233	36,651,413		31,762,476	31,762,476

•	Fair value measurement

The following table shows the financial instruments recorded at fair value by classifying them according to the fair value hierarchy:

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated	06/30/2024			12/31/2023
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	1,249,710		1,249,710	1,493,204		1,493,204
Derivative transactions		102,895	102,895	32,211		32,211
Trading securities	3,955		3,955	7,198		7,198
Non-current
Investments				78,737		78,737
Total Assets	1,253,665	102,895	1,356,560	1,611,350		1,611,350

Liabilities
Current
Derivative transactions					263,747	263,747
Non-current
Derivative transactions		48,635	48,635		60,468	60,468
Total Liabilities		48,635	48,635		324,215	324,215

Level 1 - Data prices are quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

Level 3 - There are no assets and liabilities classified as level 3.

13.b)	Financial risk management

The Company uses risk management strategies with guidance on the risks incurred by us.

The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments, not associated with any speculative trading or short selling.

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is referred to as natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of June 30, 2024, is shown below:

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	06/30/2024	12/31/2023
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	1,579,595	2,228,736
Trade receivables	65,344	292,028
Financial investments	13,584	15,597
Borrowings and financing	(5,921,917)	(5,615,893)
Trade payables	(432,039)	(524,622)
Others	(55,460)	(42,474)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(4,750,893)	(3,646,628)
Cash flow hedge accounting	5,295,195	3,931,879
Exchange rate swap CDI x Dollar	(133,000)	(67,000)
Exchange rate swap Real x Dollar	(115,000)	(115,000)
Net foreign exchange exposure	296,302	103,251

CSN uses Hedge Accounting strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of June 30, 2024, as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

	06/30/2024
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.5589	5.6346	6.9486	8.3384
EUR	5.9547	6.1164	7.4434	8.9321
USD x EUR	1.0712	1.0855	1.3390	1.6068

The effects on the result, considering scenarios 1 and 2, are shown below:

	06/30/2024
Instruments	Notional (in millions de USD)	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(4,751)	Dollar	(360)	(6,602)	(13,205)

Cash flow hedge accounting	5,295	Dollar	401	7,359	14,718

Exchange rate swap CDI x Dollar	(133)	Dollar	(10)	(185)	(370)

Exchange rate swap Real x Dollar	(115)	Dollar	(9)	(160)	(320)

Net exchange position	296		22	412	823

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - valuation by 2.92%. Source: Central Bank of Brazil on July 24, 2024

•	Interest rate risk

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TLP, SOFR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

With the modification of the global financial market in debt instruments in recent years and in line with the recommendations of international regulatory bodies, the market began to transition from the Libor rate (London Interbank Offered Rate) to the SOFR (Secured Overnight Financing Rate) as of 2022. On June 30,2024, all contracts were migrated to SOFR, as evidenced in the interest rate sensitivity analysis.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of June 30 2024, as a reference.

The interest rates used in the sensitivity analysis and their scenarios are shown below:

			Consolidated
			06/30/2024
Interest	Interest rate	Scenario 1	Scenario 2
CDI	10.40%	13.00%	15.60%
TJLP	6.67%	8.34%	10.01%
IPCA	3.93%	4.91%	5.90%
SOFR 6M	5.25%	6.57%	7.88%
SOFR	5.33%	6.66%	8.00%
EURIBOR 3M	3.71%	4.64%	5.57%
EURIBOR 6M	3.68%	4.60%	5.52%

The effects on balances in reais related to assets and liabilities linked to interest rates, considering scenarios 1 and 2, are shown below:

				Impact on balances on 06/30/2024
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	10.40%	8,420,382	(17,447,548)	(9,036,554)	(9,038,901)	(9,041,248)
TJLP	6.67%		(818,197)	(818,743)	(818,879)	(819,016)
IPCA	3.93%		(30,311)	(30,323)	(30,326)	(30,329)
SOFR 6M	5.25%		(5,109,833)	(5,112,518)	(5,113,189)	(5,113,861)
SOFR	5.33%		(3,146,416)	(3,148,093)	(3,148,512)	(3,148,932)
EURIBOR 3M	3.71%		(101,894)	(101,932)	(101,941)	(101,951)
EURIBOR 6M	3.68%		(25,322)	(25,331)	(25,334)	(25,336)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of June 30, 2024 as a probable scenario recorded in the company´s assets and liabilities.

•	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures, and options.

Below are the instruments for price risk protection, as shown in the following topics:

a) Cash flow hedge accounting - “Platts” index

The Company had derivative operations for iron ore, contracted by the subsidiary CSN Mineração, with the objective of reducing the volatility of its exposure to the commodity. These contracts were settled in the second half of June 2024.

In order to better reflect the accounting effects of the Platts hedge strategy in the result, CSN Mineração opted to make the formal designation of the hedge and consequently adopted hedge accounting of the iron ore derivative as a hedge accounting instrument of its highly probable future iron ore sales. With this, the mark-to-market resulting from the volatility of Platts will be temporarily recorded in shareholders' equity and will be taken to the result when the referred sales occur according to the contracted period of assessment, thus allowing the recognition of the volatility of Platts on the sales of iron ore to be recognized at the same moment.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The table below shows the result of the derivative instrument until June 30, 2024:

				06/30/2024	06/30/2024	06/30/2023	06/30/2024	06/30/2023	06/30/2024	06/30/2023
		Appreciation (R$)		Fair value (market)	Other income and expenses (note 25)		Other comprehensive income		Impact on financial income (expenses) (note 26)
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
09/01/2023 to 09/30/2023 (Settled)	Platts					(341,175)		94,472		9,773
01/01/2024 to 01/31/2024 (Settled)	Platts				(202,702)				(720)
02/01/2024 to 02/28/2024 (Settled)	Platts				(39,977)				(133)
03/01/2024 to 03/31/2024 (Settled)	Platts				248,710				5,132
04/01/2024 to 04/30/2024 (Settled)	Platts				192,625				9,922
05/01/2024 to 05/31/2024 (Settled)	Platts				81,139				5,244
06/01/2024 to 06/30/2024 (Settled)	Platts				173,111
					452,906	(341,175)		94,472	19,445	9,773

The changes in the amounts related to cash flow hedge accounting - Platts index recorded in shareholders' equity on June 30, 2024, are shown as follows:

	12/31/2023	Movement	Realization	06/30/2024
Cash flow hedge accounting–“Platts”	(672,280)	1,125,186	(452,906)
Income tax and social contribution on cash flow hedge accounting	228,575	(382,563)	153,988
Fair Value of cash flow accounting - Platts, net	(443,705)	742,623	(298,918)

The cash flow hedge accounting - Platts index – is fully effective since the derivative instruments were contracted.

To support the above-mentioned designations, the Company prepared formal documentation indicating how the designation of cash flow hedge accounting - Platts index is aligned with CSN's risk management objective and strategy, identifying the hedge instruments used, the hedge object, the nature of the risk to be protected and demonstrating the expectation of high effectiveness of the relations designated. Iron ore derivative instruments (“Platts” index) were designated in amounts equivalent to the portion of future sales, comparing the amounts designated with the amounts expected and approved in the Management and Board budgets.

b) Cash flow hedge accounting

Foreign Exchange Hedge Accounting

The Company and its subsidiary CSN Mineração formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as an instrument of future hedge exports. As a result, the exchange rate variation resulting from the designated liabilities will be temporarily recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to be recorded at the same time. It is noteworthy that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of hedge as of June 30, 2024:

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

06/30/2024
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
04/02/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(1,170,045)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(871,761)		(844,974)
01/10/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 to November 2025 until December 2050	4.0745	1,416,000	(1,404,022)		(1,340,835)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(1,352,500)
06/01/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(151,210)	(3,969)	(825,095)
12/01/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(37,000)		(236,874)
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.1643	60,000	(60,000)
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			(30,240)
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - January 2024	5.2660	50,000	(50,000)	17,240
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.3270	20,000	(20,000)
01/06/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(134,230)	(9,265)	(617,860)
12/01/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			(36,603)
05/16/2024	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2025 - March 2035	5.1270	208,717			(90,145)
05/16/2024	Export Prepayments in US$ with third parties, ACC and Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	September 2024 - March 2035	5.1270	1,202,000			(519,144)
06/06/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.2700	30,000			(8,667)
06/25/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.4405	10,000			(1,183)
Total						9,193,463	(3,898,268)	4,006	(5,904,120)

(*) The realization of cash flow hedge accounting is recognized in other operating income and expenses, note 25.

The net balance of amounts designated and already amortized in dollars totals US$5,295,195.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

As of June 30, 2024, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for cash flow hedge accounting ineffectiveness was recognized.

c) Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's interim financial information as of December 31, 2023. The balance recorded as of June 30, 2024 and December 31, 2023 is R$6,293.

d) Hedge accounting movements

The changes in the amounts related to cash flow hedge accounting recorded in shareholders’ equity as of June 30, 2024 are shown as follows:

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	Consolidated
	12/31/2023	Movement	Realization	06/30/2024
Cash flow hedge accounting	(2,509,225)	(3,390,889)	(4,006)	(5,904,120)
Income tax and social contribution on cash flow hedge accounting	853,137	1,152,902	1,362	2,007,401
Fair Value of cash flow accounting, net taxes	(1,656,088)	(2,237,987)	(2,644)	(3,896,719)

	Parent Company
	12/31/2023	Movement	Realization	06/30/2024
Cash flow hedge accounting	(2,436,542)	(2,709,699)	(13,271)	(5,159,512)
Income tax and social contribution on cash flow hedge accounting	828,424	921,298	4,512	1,754,234
Fair Value of cash flow accounting, net taxes	(1,608,118)	(1,788,401)	(8,759)	(3,405,278)

•	Credit risk

The exposure to credit risks of financial institutions considers the parameters established in the financial policy. The Company practices a detailed analysis of the financial situation of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With regard to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

•	Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings, financing and debentures are shown in note 12.b.

The following are the contractual maturities of financial liabilities including interest.

		Consolidated
On June 30, 2023	Ref.	Less than one year	From one to two years	From two to five years	Over five years	Total
Loans, financing and debentures	12.b	8,932,772	7,445,842	15,249,471	19,854,081	51,482,166
Lease liabilities	14	166,520	131,263	194,938	282,452	775,173
Derivative financial instruments	12				48,635	48,635
Trade payables	15	6,533,975	32,350	47,808	23,760	6,637,893
Trade payables - Drawee Risk and forfaiting	15.b	4,846,066				4,846,066
Dividends and interest on capital	16	6,252				6,252
Concessions to be paid	16		3,411	5,117	64,758	73,286
		20,485,585	7,612,866	15,497,334	20,273,686	63,869,471

IV - Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the interim financial information at their book values, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		06/30/2024		12/31/2023
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	19,936,143	17,819,512	15,030,441	12,825,475

(*) Source: Bloomberg

13.c)	Protection instruments: Derivatives

• Derivative financial instruments portfolio position

Swap exchange rate CDI x Dollar

In October 2023, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an External Credit Note (NCE) acquired during the same period, which is scheduled to mature in October 2028, and which has a principal amount of R$680 million.

Swap exchange rate Real x Dollar

The subsidiary CSN Cimentos Brasil, after contracting a borrowing in foreign currency of US$115,000, contracted derivative operations to protect its exposure to the dollar, maturing on June 10, 2027.

Swap exchange rate Dollar x Euro

The subsidiary Lusosider Projectos Siderúrgicos S.A. has derivatives operations to protect its exposure to the dollar, maturing in the third quarter of 2024.

Swap exchange rate CDI x IPCA

The CSN Mineração, CSN Cimentos Brasil and CSN issued debentures during 2021, 2022 and 2023, respectively, and entered derivative transactions to hedge their exposure to the IPCA. CSN Mineração's contracts have maturities scheduled from 2031 to 2037, while CSN Cimentos' contracts mature in 2038 and CSN between 2030 and 2038.

Below is the position of the derivatives:

							Consolidated
							06/30/2024	06/30/2023
				Appreciation (R$)		Fair value (market)	Financial income (expenses), net (note 26)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Euro	11/08/2024	Dollar	20,000	1,570		1,570	1,570
Exchange rate swap CDI x Dollar	10/04/2024	Real	680,000	815,438	(740,018)	75,421	76,709	42,347
Dollar vs. Real Swap	06/10/2027	Dollar	115,000	655,464	(629,561)	25,904	72,750	(82,377)
Total Swap			815,000	1,472,472	(1,369,579)	102,895	151,029	(40,030)
Interest rate swap
Foreign Exchange Swap (Debentures) CDI x IPCA	07/15/2031	Real	576,448	424,127	(414,896)	9,231	(67,045)	41,478
Foreign Exchange Swap (Debentures) CDI x IPCA	07/15/2032	Real	745,000	840,442	(839,015)	1,427	(60,415)	45,467
Foreign Exchange Swap (Debentures) CDI x IPCA	07/15/2036	Real	423,552	240,180	(258,715)	(18,536)	(42,519)	47,142
Foreign Exchange Swap (Debentures) CDI x IPCA	07/15/2037	Real	655,000	736,770	(714,953)	21,817	(9,363)	(4,189)
Foreign Exchange Swap (Debentures) CDI x IPCA	02/16/2032	Real	600,000	685,799	(655,564)	30,235	(49,043)	39,377
Foreign Exchange Swap (Debentures) CDI x IPCA	02/12/2032	Real	600,000	689,141	(654,500)	34,641	(37,253)	55,247
Interest rate (Debentures) CDI x IPCA	07/15/2030	Real	325,384	342,142	(351,383)	(9,241)	(23,513)
Interest rate (Debentures) CDI x IPCA	07/15/2033	Real	183,185	195,631	(202,106)	(6,475)	(16,639)
Interest rate (Debentures) CDI x IPCA	07/14/2038	Real	203,620	214,931	(211,639)	3,292	937
	04/14/2039	Real	157,074	166,893	(171,788)	(4,895)	(4,895)
	04/14/2034	Real	643,095	668,732	(681,594)	(12,861)	(12,861)
Total interest rate (Debentures) CDI x IPCA			5,112,358	5,204,788	(5,156,153)	48,635	(322,609)	224,522

				6,677,260	(6,525,732)	151,530	(171,580)	184,492

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Classification of derivatives in the balance sheet and income statement

					06/30/2024	06/30/2023
Instruments	Assets		Liabilities		Interest
	Current	Total	Current	Total
Iron ore derivative					19,445	(13,090)
Exchange rate swap Dollar x Euro	1,570	1,570			1,570
Exchange rate swap CDI x Dollar	75,422	75,422			76,709	42,347
Exchange rate swap CDI x IPCA (1)			48,635	48,635	(322,609)	224,522
Exchange rate swap Dollar x Real	25,903	25,903			72,750	(82,377)
	102,895	102,895	48,635	48,635	(152,135)	171,402

(1) Derivative instruments SWAP CDI x IPCA are fully classified in the borrowings and financing group, since they are linked to debentures in order to protect exposure to the IPCA.

13.d)	Investments in securities measured at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Siderúrgica de Minas Gerais S.A. (“Usiminas”) and shares of Panatlântica S.A. (PATI3), which are designated as fair value through profit or loss, started to be recognized through the equity method, since there was an increase in participation, as described in Explanatory Note 9. Investments.

Usiminas shares are classified as current assets in financial investments and at fair value, based on the market price quoted in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

•	Stock market price risks

Class of shares	06/30/2024				12/31/2023				06/30/2024	06/30/2023
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (note 26)
USIM3	106,620,851	15.12%	7.63	813,517	106,620,851	15.12%	9.20	980,912	(167,395)	(12,795)
USIM5	55,144,456	10.07%	7.91	436,193	55,144,456	10.07%	9.29	512,292	(76,099)	(4,963)
				1,249,710				1,493,204	(243,494)	(17,758)
PATI3					2,705,726	11.31%	29.10	78,737	(78,737)
				1,249,710				1,571,941	(322,231)	(17,758)

The Company is exposed to the risk of changes in the stock price due to the investments measured at fair value through profit or loss that have their quotations based on the market price on the B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the stock price risks. The Company considered scenarios 1 and 2 with 25% and 50% devaluation in the stock price using as reference the closing price on June 30, 2024. The probable scenario considered a 5% devaluation in the stock price.

The effects on the result, considering probable scenarios, 1 and 2 are demonstrated below:

	06/30/2024
Class of shares	Probable scenario	Scenario 1	Scenario 2
	5%	25%	50%
USIM3	(40,676)	(203,379)	(406,759)
USIM5	(21,810)	(109,048)	(218,096)

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

13.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	06/30/2024	12/31/2023
Shareholder's equity (equity)	16,433,057	19,684,838
Borrowings and Financing (Third-party capital)	50,867,203	44,859,075
Gross Debit/Shareholder's equity	3.10	2.28

14.   LEASE LIABILITIES

Lease liabilities are shown below:

		Consolidated	Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Leases	2,049,537	2,044,694	6,918	7,284
Present value adjustment - Leases	(1,274,364)	(1,310,933)	(1,029)	(285)
	775,173	733,761	5,889	6,999
Classified:
Current	166,520	137,638	2,691	6,523
Non-current	608,653	596,123	3,198	476
	775,173	733,761	5,889	6,999

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading iron ores and others and the Container Terminal - TECON, with remaining terms of 24 and 28 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 4 years and a lease agreement for land located in Taubaté, São Paulo, for the expansion of operations in the Steel segment with a remaining term of 19 years.

Additionally, the Company has operating equipment lease agreements, used mainly in the mining, cements and steel operations, and real estate, used as operating facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 1 to 19 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and for the contracts that did not have a rate, the Company applied the incremental borrowing rate - IBR, both in nominal terms.

The average incremental rate used in the measurement of lease liabilities and right of use in contracts entered into in the financial year ended June 30, 2024 is 12.78% per year for contracts with a term of 1 year.

The movement of lease liabilities is shown in the table below:

	Consolidated		Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Opening balance	733,761	693,846	6,999	13,180
New leases	1,344	189,855
Present Value Adjustments - New leases	(76)	(116,640)
Contract review	128,505	124,310	4,939	3,992
Write-off	(915)
Payments	(145,491)	(239,909)	(6,342)	(11,274)
Interest appropriated	48,640	82,521	293	1,101
Exchange variation	9,405	(222)
Net balance	775,173	733,761	5,889	6,999

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

As of June 30, 2024, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	177,710	463,582	1,408,245	2,049,537
Present value adjustment - Leases	(11,190)	(137,381)	(1,125,793)	(1,274,364)
	166,520	326,201	282,452	775,173

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

	Consolidated		Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Leases	1,973,433	1,755,060	6,727	7,039
Present value adjustment - Leases	(1,271,676)	(1,195,780)	(1,022)	(274)
Potencial PIS and COFINS credit	182,543	162,343	622	651
Present value adjustment – Potential PIS and COFINS credit	(117,630)	(110,610)	(95)	(25)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the period are:

	Consolidated
	Six months ended		Three months ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Contract less than 12 months	880	1,615	381	85
Lower Assets value	5,550	6,872	2,964	3,662
Variable lease payments	140,978	196,550	67,789	106,426
	147,408	205,037	71,134	110,173

	Parent Company
	Six months ended		Three months ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Lower Assets value	3,931	2,921	2,119	1,253
	3,931	2,921	2,119	1,253

In accordance with the guidelines of CPC 06 (R2) / IFRS 16, the Company uses the discounted cash flow technique in the measurement and remeasurement of lease liabilities and right of use, without considering the projected inflation in the flows to be discounted.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

15.   TRADE PAYABLES

		Consolidated	Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Trade payables	6,681,817	7,867,431	3,747,121	4,050,426
(-) Adjustment present value	(43,924)	(96,851)	(25,114)	(62,311)
	6,637,893	7,770,580	3,722,007	3,988,115

Classified:
Current	6,533,975	7,739,520	3,626,897	3,976,931
Non-current	103,918	31,060	95,110	11,184
	6,637,893	7,770,580	3,722,007	3,988,115

15.a)Suppliers	– Drawn Risk and Forfaiting

		Consolidated	Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
in Brazil	3,498,335	2,843,455	2,760,134	2,843,455
in Abroad	1,347,731	1,365,979	1,347,732	1,136,548
	4,846,066	4,209,434	4,107,866	3,980,003

The Company discloses and classifies its forfaiting operations with suppliers in a specific group where the nature of the securities continues to be part of the Company's operating cycle. These transactions are negotiated with financial institutions to enable the Company's suppliers to anticipate receivables arising from sales of goods and, consequently, to extend the payment terms of the Company's own obligations. On June 30, 2024, it maintained a balance of R$4,846,066 in the Consolidated Ledger and on December 31, 2023, a balance of R$4,209,434. At the Parent Company, the balance was R$ 4,107,866 and R$ 3,980,003, respectively. The term of these operations varies from 180 days to 360 days.

The table below provides a comparison of the payment terms for invoices with and without a drawee risk operation, for the base date of June 30, 2024:

Trade payables	Risk Drawn and Forfaiting	No Risk Drawn or Forfaiting
Due between 1 and 180 days	3,213,711	6,069,529
Due between 181 to 360 days	1,632,355	464,446
Over 360 days		103,918
Total	4,846,066	6,637,893

Impact of non-cash variations considering the 2st ITR of 2024:

Exchange variation	140,377
Interest Appropriation	20,558
Total	160,935

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

16.	OTHER PAYABLES

The other payables classified in current and non-current liabilities are comprised as follows:

		Consolidated				Parent Company
	Ref.	Current		Non-current		Current		Non-current
		06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Related party liabilities	20.a	23,881	29,651	19,257	38,058	406,553	336,486	4,341	4,176
Derivative financial instruments			936,027		60,468
Dividends and interest on capital	13	6,252	80,624			5,760	5,230
Advances from customers (1)		2,333,816	2,063,509	5,540,608	5,144,623	411,229	277,764	604,742	709,495
Taxes in installments		60,057	75,735	150,532	154,089	16,208	15,908	55,003	56,325
Profit sharing - employees		168,885	260,109			78,159	133,996
Taxes payable				9,439	30,902			9,439	9,320
Provision for consumption and services		102,268	177,152			18,347	55,478
Third party materials in our possession		255,908	285,250			253,647	284,444
Trade payables	15			103,918	31,060			95,110	11,184
Lease liabilities	14	166,520	137,638	608,653	596,123	2,691	6,523	3,198	476
Concessions to be paid				73,286	74,177
Other payables		31,974	39,231	416,204	308,992	2,343	6,904	149,923	57,841
		3,149,561	4,084,926	6,921,897	6,438,492	1,194,937	1,122,733	921,756	848,817

(1) Advances from Customers: On December 31, 2022 the subsidiaries CSN Mineração and CSN Cimentos signed advance contracts for the sale of electricity with national operators in the sector to be executed for up to 8 years. Additionally, the subsidiary CSN Mineração S.A. received in advance the total amount of US$500.000 (R$2,599,300) referring to supply contracts of approximately 13 million tons of iron ore signed with an important international player, to be executed within 4 years, with supply expected to begin in 2024. On June 30, 2023, the subsidiary CSN Mineração entered into an amendment to the advance contract, signed on January 16, 2023, in the amount of US$300,000 for additional supply of 6.3 million tons of iron ore. From this amendment, the Company received on June 30, 2023 the amount of US$205,000 (R$987,936), the remaining balance of US$95,000 was received on July 31, 2023. On June 28, 2024, the offshore company entered into an advance iron ore supply contract in the amount of US$255 million, for the supply of 6.5 million tons, expected to be completed over the next 4 years.

17.	INCOME TAX AND SOCIAL CONTRIBUTION

17.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the period are as follows:

	Consolidated
	Six months ended		Three months ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Income tax and social contribution income (expense)
Current	(897,716)	(258,262)	(654,492)	99,131
Deferred	618,916	373,063	313,762	229,112
	(278,800)	114,801	(340,730)	328,243

	Parent Company
	Six months ended		Three months ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Income tax and social contribution income (expense)
Current		181,446		195,434
Deferred	547,163	407,589	301,439	319,529
	547,163	589,035	301,439	514,963

The reconciliation of income tax and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	Consolidated
	Six months ended		Three months ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Profit/(Loss) before income tax and social contribution	(423,474)	(654,051)	118,118	(44,945)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	143,981	222,377	(40,160)	15,281
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	92,973	78,855	49,640	54,336
Difference Tax Rate in companies abroad	(493,018)	(18,123)	(345,526)	56,459
Indebtdness limit	4,882		1,759
Tax incentives	21,673	6,415	15,439	1,248
Interest on equity		19,235		19,235
Recognition/(reversal) of tax credits	(64,554)	(141,484)	(36,087)	223,349
Other permanent deductions (additions)	15,263	(52,474)	14,205	(41,665)
Income tax and social contribution in net income for the year	(278,800)	114,801	(340,730)	328,243
Effective tax rate	-66%	18%	288%	730%

	Parent Company
	Six months ended		Three months ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Profit/(Loss) before income tax and social contribution	(1,665,643)	(1,331,828)	(830,218)	(331,360)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	566,319	452,822	282,274	112,662
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	(26,117)	332,570	11,248	254,473
Indebtdness limit	4,882		1,759
Interest on equity		(75,772)		(75,772)
Recognition/(reversal) of tax credits		(159,857)		181,445
Other permanent deductions (additions)	2,079	39,272	6,158	42,155
Income tax and social contribution in net income for the period	547,163	589,035	301,439	514,963
Effective tax rate	33%	44%	36%	155%

17.b)	Deferred income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

	Consolidated		Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Deferred
Income tax losses	4,201,810	4,198,734	2,672,618	2,170,442
Social contribution tax losses	1,446,426	1,441,925	986,935	803,655
Temporary differences	632,653	(911,027)	1,026,829	239,313
Tax, social security, labor, civil and environmental provisions	537,167	550,567	180,196	180,963
Estimated losses on assets	247,236	238,211	170,838	165,218
Gains/(Losses) on financial assets	395,563	328,678	411,488	349,121
Actuarial Liabilities (Pension and Health Plan)	185,672	171,816	170,847	163,580
Provision for consumption and services	5,102	22,346	4,904	20,579
Cash Flow Hedge Accounting and Unrealized Exchange Variations	1,317,135	509,386	1,008,158	260,216
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(149,489)	(149,489)
Business combination	(1,418,275)	(1,473,119)	(721,992)	(721,992)
Others	(263,362)	(885,327)	26,486	45,724
Total	6,280,889	4,729,632	4,686,382	3,213,410

Total Deferred Assets	6,604,541	5,991,213	4,686,382	4,170,989
Total Deferred Liabilities	(323,652)	(1,261,581)		(957,579)
Total Deferred	6,280,889	4,729,632	4,686,382	3,213,410

The Company has in its corporate structure subsidiaries abroad, whose income is taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2018 and 2023, these subsidiaries generated income in the amounting to R$155,482. If the Brazilian tax authorities understand that this income is subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$52,864. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the interim financial information.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and recognized in 2021 the credit for the unconstitutionality of the levy of the IRPJ and CSLL on the amounts of default interest referring to the SELIC rate received due to the repetition of tax undue payment.

17.c)	Changes in deferred income tax and social contribution

The changes in deferred taxes is shown below:

	Consolidated	Parent Company
Balance at January 1, 2023	4,878,768	3,256,712
Recognized in the result	403,544	517,768
Recognized in other comprehensive income	(559,050)	(560,624)
Use of tax credit in installment program	(445)	(446)
Reverse incorporation	6,815
Balance at December 31, 2023	4,729,632	3,213,410
Recognized in the result	618,916	547,164
Recognized in other comprehensive income	905,838	925,810
Use of tax credit in installment program	(2)	(2)
Corporate incorporation	26,505
Balance at June 30, 2024	6,280,889	4,686,382

17.d)	Income tax and social contribution recognized in equity:

The income tax and social contribution recognized directly in equity are shown below:

	Consolidated		Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Income tax and social contribution
Actuarial gains on defined benefit pension plan	86,299	83,436	83,007	77,840
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	1,956,146	1,030,432	1,754,234	828,425
	1,717,095	788,518	1,511,891	580,915

18.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Tax	98,753	154,626	153,199	153,715	21,186	21,378	60,928	61,231
Social security	1,526	1,609		4	1,526	1,609
Labor	363,534	366,645	316,367	288,389	142,040	153,048	126,013	133,676
Civil	811,245	778,796	126,647	24,880	155,236	139,517	11,371	14,784
Environmental	41,820	41,194	3,655	3,340	11,052	11,856	1,142	1,142
Deposit of a guarantee			24,451	21,554
	1,316,878	1,342,870	624,319	491,882	331,040	327,408	199,454	210,833

Classified:
Current	40,713	36,000			15,833	15,228
Non-current	1,276,165	1,306,870	624,319	491,882	315,207	312,180	199,454	210,833
	1,316,878	1,342,870	624,319	491,882	331,040	327,408	199,454	210,833

The changes in tax, social security, labor, civil and environmental provisions in the year ended June 30, 2024 can be summarized as follows:

	Consolidated
	Current + Non-current
Nature	12/31/2023	Additions	Accrued charges	Net utilization of reversal	06/30/2024
Tax	154,626	9,681	2,238	(67,792)	98,753
Social security	1,609		33	(116)	1,526
Labor	366,645	54,830	18,370	(76,311)	363,534
Civil	778,796	84,023	30,555	(82,129)	811,245
Environmental	41,194	370	1,286	(1,030)	41,820
	1,342,870	148,904	52,482	(227,378)	1,316,878

	Parent Company
	Current + Non-current
Nature	12/31/2023	Additions	Accrued charges	Net utilization of reversal	06/30/2024
Tax	21,378	3,200	409	(3,801)	21,186
Social security	1,609		33	(116)	1,526
Labor	153,048	7,792	7,517	(26,317)	142,040
Civil	139,517	10,396	7,600	(2,277)	155,236
Environmental	11,856	1	30	(835)	11,052
	327,408	21,389	15,589	(33,346)	331,040

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal advisors’ assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liabilities from actions initiated by the Company are included in this provision and is subject to SELIC (Central Bank’s policy rate).

▪	Possible administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectations, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance as of June 30, 2024 and December 31, 2023.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Consolidated
	06/30/2024	12/31/2023
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA (1)	16,139,040	15,606,600
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Disallowance of goodwill deductions generated in the reverse incorporation of Big Jump by Namisa (2)	5,640,117	5,443,666
Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,207,776	2,124,479
Notice of Violation and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018	6,042,402	5,828,921
Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,115,616	2,052,564
ICMS - SEFAZ/RJ - Assessment Notice -questions about sales for incentive area	1,405,821	1,016,381
Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,444,676	1,388,918
CFEM – difference of understanding between CSN and ANM on the calculation basis	1,514,689	1,452,933
Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	1,150,817	1,106,401
ICMS - SEFAZ/RJ - ICMS Credits for acquisition of Electric Energy Industrialization	1,108,607	1,065,918
Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá	847,429	810,907
ICMS - SEFAZ/RJ- Disallowance of the ICMS credits - Transfer of iron ore	755,439	731,416
ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	467,125	445,682
Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	769,862	741,056
Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing	376,585	363,043
ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	408,944	394,865
Notice of Violation and Imposition of Fine (AIIM) / Annulment Action - RFB - IRRF - Capital gain of CFM company sellers located abroad	327,977	317,522
Other tax lawsuits (federal, state, and municipal)	6,220,912	6,282,247
Social security lawsuits	668,597	288,973
Action to discuss the balance of the construction contract – Tebas	621,724	593,716
Action related to power supply payment’s charge - Light	476,647	440,002
Action that discusses Negotiation of energy sales - COPEN - CEEE-G (1)	210,832	201,123
Collection of defaulted amounts of contracts for the execution of the Presidente Médici Thermoelectric Power Plant - SACE - CEEE-G	217,714	205,262
Enforcement action applied by Brazilian antitrust authorities (CADE)	126,944	122,136
Other civil lawsuits	1,573,696	1,423,591
Labor and social security lawsuits	2,350,832	2,091,666
Tax Execution Traffic Ticket Volta Grande IV	148,242	137,668
ACP Landfill Márcia I	306,389	306,389
Other environmental lawsuits	710,313	667,901
	56,355,764	53,651,946

(1) The Company was successful in the appeals filed in the lawsuits that had as their object the fines of 150% (Qualified Fine) in the records of Proceedings 19515.723039/2012-79 (CSN) and 19515.723053/2012-72 (CSN Mineração), closing the possible contingency of R$4,476,924 and R$993,756. The appeals filed were granted recognizing the application of Law n° 14,689/2023 to eliminate the qualified fine. The decisions were notified on July 5 and 25, 2024, without the filing of appeals with the respective termination of the lawsuits in July,2024. For the other lawsuits under the "Big Jump" theme, the progress/ prognoses remain the same.

(2) CSN Mineração obtained in the process that had as its object a fine of 150% (Qualified Fine) in the records of Process 19515.723053/2012-72, ending the possible contingency of R$ 993,756. The appeal was granted recognizing the application of Law N° 14,689 of 2023 to eliminate the qualified fine. The summons of the judgment took place on July 25, 2024, without the filing of an appeal with the respective termination of the process in 07/2024. For the other processes of the "Big Jump" theme, the progress/forecasts remain the same.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

In the first quarter of 2021, the Company was notified of an arbitration proceeding based on an alleged breach of iron ore supply contracts. The counterparty asks for approximately US$1 billion, and the Company has no knowledge of the basis for the estimates of the amount asked. Finally, the Company informs that it has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

The Company has been offering judicial guarantees (Guarantee Insurance/Letter of Guarantee) amounting to R$9,747,692 as of June 30,2024 (December 31, 2023, R$8,768,003), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management's judgment and with the accounting practices adopted in Brazil.

19.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligation is as follows:

		Consolidated	Parent Company
	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Environmental liabilities	168,940	176,181	155,590	160,968
Asset retirement obligations	900,427	842,624
	1,069,367	1,018,805	155,590	160,968

20.	RELATED-PARTY BALANCES AND TRANSACTIONS

20.a)	Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•	Consolidated

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Consolidated
		06/30/2024				12/31/2023
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Financial investments				2,693,283	2,693,283			2,128,183	2,128,183
Trade receivables	5	62,176	7,703	570	70,449	34,441	2,658	131,268	168,367
Dividends receivable (RP)	8		108,209	75,127	183,336		106,747		106,747
Borrowings	8		5,312		5,312		5,316		5,316
Other receivables	8		6,480	1,829	8,309		6,480	1,829	8,309
		62,176	127,704	2,770,809	2,960,689	34,441	121,201	2,261,280	2,416,922
Non-current Assets
Financial investments	4			127,855	127,855			111,350	111,350
Borrowings	8	3,760	1,776,536		1,780,296	3,732	1,655,680		1,659,412
Actuarial liabilities	8			41,170	41,170			39,530	39,530
Other receivables	8		1,792,579		1,792,579		1,792,579		1,792,579
		3,760	3,569,115	169,025	3,741,900	3,732	3,448,259	150,880	3,602,871
		65,936	3,696,819	2,939,834	6,702,589	38,173	3,569,460	2,412,160	6,019,793

Liabilities
Current Liabilities
Trade payables		23,979	69,209	55,920	149,108		140,579	35,435	176,014
Accounts payable	16		21,971		21,971	46	22,378		22,424
Provision for consumption	16		1,910		1,910		7,227		7,227
		23,979	93,090	55,920	172,989	46	170,184	35,435	205,665
Non-current Liabilities
Accounts payable	16		19,257		19,257		38,058		38,058
			19,257		19,257		38,058		38,058
		23,979	112,347	55,920	192,246	46	208,242	35,435	243,723

		Consolidated
		06/30/2024				06/30/2023
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales		1,072,828	10,370	7	1,083,205	21,702	9,582	800,677	831,961
Cost and expenses		(87,815)	(1,016,143)	(131,617)	(1,235,575)	(92)	(875,713)	(116,599)	(992,404)
Financial income (expenses)
Interest	26		75,506	22,249	97,755		87,887	14,178	102,065
Exchange rate variations andmonetary, net				87,502	87,502			(49,975)	(49,975)
Financial investments	26			(243,494)	(243,494)			(17,758)	(17,758)
Dividends receivable	26			42,347	42,347
Other operating income and expenses			(2,604)	1,640	(964)
		985,013	(932,871)	(221,366)	(169,224)	21,610	(778,244)	630,523	(126,111)

•	Parent Company

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Parent Company
		06/30/2024				12/31/2023
	Ref.	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Financial investments				1,595,340	1,595,340			1,575,262	1,575,262
Trade receivables	5	768,230		375	768,605	955,246		130,837	1,086,083
Borrowings	8		5,312		5,312		5,316		5,316
Dividends receivable (RP)	8	212,446	55,913		268,359	507,502	55,436		562,938
Other receivables	8	354,908	2	1,829	356,739	215,320	2	1,829	217,151
		1,335,584	61,227	1,597,544	2,994,355	1,678,068	60,754	1,707,928	3,446,750
Non-current Assets
Financial investments	4			127,855	127,855			111,350	111,350
Borrowings	8	632,449	1,675,853		2,308,302	539,523	1,557,013		2,096,536
Actuarial liabilities	8			32,405	32,405			31,007	31,007
Other receivables	8	8	1,792,579		1,792,587	8	1,792,574		1,792,582
		632,457	3,468,432	160,260	4,261,149	539,531	3,349,587	142,357	4,031,475
		1,968,041	3,529,659	1,757,804	7,255,504	2,217,599	3,410,341	1,850,285	7,478,225

Liabilities
Current Liabilities
Intercompany Loans	12	1,594,505			1,594,505	1,908,848			1,908,848
Trade payables	15	560,665	35,992	55,282	651,939	388,995	49,778	34,462	473,235
Accounts payable	16	3,050			3,050	11,538			11,538
Provision for consumption		401,593	1,910		403,503	317,721	7,227		324,948
		2,559,813	37,902	55,282	2,652,997	2,627,102	57,005	34,462	2,718,569
Non-current Liabilities
Intercompany Loans	12	11,000,672			11,000,672	7,501,144			7,501,144
Accounts payable	16	4,341			4,341	4,176			4,176
		11,005,013			11,005,013	7,505,320			7,505,320
		13,564,826	37,902	55,282	13,658,010	10,132,422	57,005	34,462	10,223,889

		Parent Company
		06/30/2024				06/30/2023
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		2,651,628	918		2,652,546	2,182,944	(15)	795,985	2,978,914
Cost and expenses		(1,788,703)	(277,848)	(104,776)	(2,171,327)	(1,360,701)	(210,368)	(135,814)	(1,706,883)
Financial income (expenses)
Interest	26	(62,649)	74,070	5,957	17,378	(89,727)	86,431	13,910	10,614
Exclusive funds				4,004	4,004			8,819	8,819
Financial investments	26			(243,494)	(243,494)	677,308		(9,166)	668,142
Dividends received				42,347	42,347
Exchange rate variations andmonetary, net		(1,577,457)		16,505	(1,560,952)			(17,758)	(17,758)
Other operating income and expenses			(2,604)	1,398	(1,206)
		(777,181)	(205,464)	(278,059)	(1,260,704)	1,409,824	(123,952)	655,976	1,941,848

Consolidated and Parent Company Information:

(1)	Financial investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents and Bonds with Banco Fibra and government bonds and CDBs with the exclusive funds.

(2)	Accounts receivables: refers mainly to sales transactions of steel products from the Parent Company to related parties.

(3)	Dividends receivable: In the Parent Company, the balance is mainly composed of dividends from CSN Cimentos Brasil S.A in the amount of R$178,348 and in the Consolidated dividends from MRS Logística S.A in the amount of R$106,747 .

(4)	Loans (Assets):

Long-term: In the Consolidated Index refers mainly to loan agreements with Transnordestina Logística R$1,769,711 (R$1,646,264 as of December 31, 2023) with an average rate of 125.0% to 130.0% of the CDI.

(5)	Other (Assets): In the Consolidated Advance for future capital increase with Transnordestina Logística S.A.de R$1,792,579 as of June 30, 2024 (R$1,792,579 as of December 31, 2023)

(6)	Borrowings (Liabilities):

Foreign currency: At the Parent Company, these are intercompany contracts amounting to R$ 12,595,177 as of June 30 of 2024 (R$ 9,022,682 on December 31, 2023).

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

20.b)	Key management personnel

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of June 30, 2024, and 2023.

	06/30/2024	06/30/2023
	P&L
Short-term benefits for employees and officers	42,417	40,292
Post-employment benefits	181	227
	42,598	40,519

20.c)	Guarantees

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023	06/30/2024	12/31/2023
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	3,790,683	3,695,183	10,450	10,029	4,582	4,235	3,805,715	3,709,447
Controladas do Grupo	R$	Up to 09/19/2056 and Indefinite	2,084,493	1,903,235			1,920	131,920	2,086,413	2,035,155
Total in R$			5,875,176	5,598,418	10,450	10,029	6,502	136,155	5,892,128	5,744,602

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/08/2032	2,230,000	1,530,000					2,230,000	1,530,000
CSN Cimentos	US$	06/10/2027		115,000						115,000
Total in US$			3,530,000	2,945,000					3,530,000	2,945,000
Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			19,622,917	14,257,629			446,603	401,370	20,069,520	14,658,999
			25,498,093	19,856,047	10,450	10,029	453,105	537,525	25,961,648	20,403,601

21.	SHAREHOLDERS’ EQUITY

21.a)	Paid-up capital

The fully subscribed and paid-up capital as of June 30, 2024, is R$10,240,000, divided into 1,326,093,947 common and book-entry shares (as of December 31, 2023, R$10,240,000 divided into 1, 326,093,947 common and book-entry shares), with no par value. Each common share entitles to one vote in the resolutions of the General Meeting.

21.b)	Authorized capital

The Company’s bylaws in effect on June 30, 2023, define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of amendments to the bylaws.

21.c)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Law 6,404/86, up to a limit of 20% of the capital stock.

21.d)	Ownership structure

As of June 30, 2024, and December 31, 2023, the Company’s ownership structure was as follows:

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

			06/30/2024			12/31/2023
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	543,617,803	40.99%	40.99%	543,617,803	40.99%	40.99%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Ana Participações S.A. (*)	132,523,251	9.99%	9.99%	135,904,451	10.25%	10.25%
NYSE (ADRs)	271,436,631	20.47%	20.47%	273,702,845	20.64%	20.64%
Other shareholders	332,810,020	25.10%	25.10%	327,162,606	24.67%	24.67%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%

As of March 30, 2023, an Asset Restructuring Agreement was entered into between Rio Purus Participações S.A. and CFL Participações S.A. ("CFL"), the shareholders that directly and indirectly hold all the shares of Vicunha Aços S.A. ("Vicunha Aços"). Thus, the implementation of this Transaction results in CFL Ana Participações S.A. ("CFL Ana"), a subsidiary of CFL, holding 135,904,451 common shares, book-entry and without par value issued by CSN, representing on this date 10.25% of its capital stock.

On June 20, 2024, CFL, in compliance with the provisions of article 12, §6º of CVM Resolution 44/2021, notified Companhia Siderúrgica Nacional (“CSN”) about the sale by CFL Ana of common shares issued by CSN. CSN, in turn, notified the market about the sale of a relevant equity interest on the same date, informing that CFL Ana's interest was now 132,523,251 common shares, representing 9.99% of the share capital, according to the correspondence received.

On June 28, 2024, CFL Ana's consolidated position in common shares was 132,523,251, representing 9.99% of CSN's share capital.

(*) Companies in the controlling group.

21.e)	Income per share

The earnings per share are shown below:

	Parent Company
	Six months ended		Three months ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
	Common Shares
(Loss)/profit for the year	(1,118,480)	(742,793)	(528,779)	183,603
Weighted average number of shares	1,326,093,947	1,326,093,947	1,326,093,947	1,326,093,947
Basic and diluted (loss)/earnings per share	(0.84344)	(0.56014)	(0.39875)	0.13845

22.	COMPENSATION TO SHAREHOLDERS

On April 28, 2023, was approved at the Annual General Meeting, based on the position of the shareholders on April 28, 2023, the distribution of additional dividends proposed in the amount of R$ 777,145,451.90 corresponding to the amount of R$0.58604102195 per share. The dividends were paid on May 17, 2023.

In addition, on April 28, 2023, the Annual General Meeting approved, based on the shareholders' position of April 28, 2023, the distribution of proposed additional dividends in the amount of R$836,854,548.00, corresponding to the amount of R$0.63106731615 per share. Dividends were paid on May 17, 2023.

On November 13, 2023, the Board of Directors approved the proposal for the distribution of interim dividends, from profit reserves, in the amount of R$985,000,000, corresponding to the value of R$0.742782969659389 per share. Dividends were paid, without monetary restatement, starting on November 29, 2023.

On May 9, 2024, the Board of Directors approved the proposal for the distribution of interim dividends, from profit reserves, in the amount of R$950,000,000.00, corresponding to the value of R$0.716389666168954 per share. Dividends were paid, without monetary restatement, starting on May 29, 2024.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

23.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

	Consolidated
	Six months ended		Three months ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Gross revenue
Domestic market	13,626,420	14,075,756	7,136,931	7,365,764
Foreign market	10,234,442	11,474,848	5,434,299	5,302,548
	23,860,862	25,550,604	12,571,230	12,668,312
Deductions
Sales returns, discounts and rebates	(413,257)	(236,068)	(182,312)	(115,522)
Taxes on sales	(2,852,873)	(3,006,735)	(1,507,178)	(1,563,679)
	(3,266,130)	(3,242,803)	(1,689,490)	(1,679,201)
Net revenue	20,594,732	22,307,801	10,881,740	10,989,111

	Parent Company
	Six months ended		Three months ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Gross revenue
Domestic market	9,856,213	10,261,565	5,122,076	5,377,734
Foreign market	1,097,071	1,158,928	586,596	562,971
	10,953,284	11,420,493	5,708,672	5,940,705
Deductions
Sales returns, discounts and rebates	(261,958)	(152,297)	(95,041)	(50,310)
Taxes on sales	(1,819,807)	(1,920,053)	(949,896)	(1,012,319)
	(2,081,765)	(2,072,350)	(1,044,937)	(1,062,629)
Net revenue	8,871,519	9,348,143	4,663,735	4,878,076

24.	EXPENSES BY NATURE

	Consolidated
	Six months ended		Three months ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Raw materials and inputs	(6,580,633)	(6,159,484)	(3,184,757)	(3,076,510)
Outsourcing material	(1,447,564)	(2,671,361)	(681,602)	(1,444,078)
Labor cost	(2,447,676)	(1,983,497)	(1,298,885)	(1,038,106)
Supplies	(1,481,721)	(2,017,484)	(874,171)	(1,085,244)
Maintenance cost (services and materials)	(454,779)	(200,892)	(261,973)	(100,845)
Outsourcing services	(938,768)	(1,667,020)	(477,301)	(895,033)
Freight	(2,714,942)	(1,996,645)	(1,484,278)	(1,003,201)
Depreciation, amortization and depletion	(1,789,150)	(1,569,427)	(914,086)	(788,151)
Others	(552,269)	(655,451)	(303,064)	(396,223)
	(18,407,502)	(18,921,261)	(9,480,117)	(9,827,391)
Classified as:
Cost of sales	(15,414,669)	(16,819,136)	(7,892,701)	(8,745,660)
Selling expenses	(2,561,916)	(1,740,455)	(1,363,352)	(879,942)
General and administrative expenses	(430,917)	(361,670)	(224,064)	(201,789)
	(18,407,502)	(18,921,261)	(9,480,117)	(9,827,391)

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	Parent Company
	Six months ended		Three months ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Raw materials and inputs	(5,078,538)	(5,270,113)	(2,547,377)	(2,733,559)
Labor cost	(939,626)	(799,401)	(496,544)	(431,515)
Supplies	(1,231,398)	(1,455,163)	(696,782)	(803,020)
Maintenance cost (services and materials)	(122,581)	(106,357)	(60,588)	(54,835)
Outsourcing services	(638,079)	(611,818)	(368,845)	(339,258)
Freight	(437,039)	(368,903)	(228,681)	(174,327)
Depreciation, amortization and depletion	(641,862)	(554,763)	(325,630)	(282,303)
Others	(70,752)	(68,557)	(44,216)	(59,901)
	(9,159,875)	(9,235,075)	(4,768,663)	(4,878,718)
Classified as:
Cost of sales	(8,555,029)	(8,702,487)	(4,454,735)	(4,611,523)
Selling expenses	(413,670)	(395,967)	(210,782)	(184,478)
General and administrative expenses	(191,176)	(136,621)	(103,146)	(82,717)
	(9,159,875)	(9,235,075)	(4,768,663)	(4,878,718)

The depreciation, amortization and depletion for the period were distributed as follows.

	Consolidated
	Six months ended		Three months ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Production costs (1)	(1,749,560)	(1,547,467)	(891,488)	(776,557)
Selling expenses	(25,402)	(8,087)	(13,535)	(4,251)
General and administrative expenses	(14,188)	(13,873)	(9,063)	(7,343)
	(1,789,150)	(1,569,427)	(914,086)	(788,151)
Other operational (2)	(43,610)	(41,558)	(22,772)	(21,656)
	(1,832,760)	(1,610,985)	(936,858)	(809,807)

	Parent Company
	Six months ended		Three months ended
	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Production costs (1)	(626,703)	(542,438)	(317,904)	(274,923)
Selling expenses	(5,755)	(4,692)	(2,985)	(2,539)
General and administrative expenses	(9,404)	(7,633)	(4,741)	(4,841)
	(641,862)	(554,763)	(325,630)	(282,303)
Other operational (2)	(5,461)	(3,607)	(3,209)	(1,836)
	(647,323)	(558,370)	(328,839)	(284,139)

(1) The cost of production includes PIS and COFINS credits on lease agreements as of June 30, 2024, in the amount of R$1,790 (R$3,878 as of June 30, 2023) in the consolidated and in the parent company R$448 (R$391) as of June 30, 2023).

(2) They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT customer portfolio, classified in other operating expenses, see note 25.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

25.	OTHER OPERATING INCOME AND EXPENSES

		Consolidated
	Ref.	Six months ended		Three months ended
		06/30/2024	06/30/2023	06/30/2024	06/30/2023
Other operating income
Receivables by indemnity		68,604	5,466	29,779	1,511
Rentals and leases		8,617	11,349	1,609	7,822
Contractual fines		12,708	2,115	2,891	1,165
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11			265
Realized cash flow hedge (3)	13	456,912		438,659	216,272
Tax Recuperation		9,533		9,533
Net reversals/(expenses) on legal proceedings		3,660	4,511	41,480	85,725
Reversals/(Expenses) on receivables				473
Other revenues		44,246	22,242	21,682
		604,280	45,683	546,371	312,495
Other operating expenses
Taxes and fees		(64,298)	(62,151)	(27,185)	(30,752)
Expenses with environmental liabilities, net		(24,588)	(4,366)	(11,185)	(1,247)
Contractual fines		(104,239)	(73,670)	(88,244)	(33,706)
Depreciation of investment properties, idle equipment and amortization of intangible assets	24	(43,610)	(41,558)	(22,772)	(21,656)
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11	(9,605)	(725)		(2,901)
(Losses)/Estimated reversals in inventories (1)		(100,206)	(488,740)	(53,594)	(84,367)
Idleness in stocks and paralyzed equipment (2)		(145,364)	(267,014)	(92,612)	(122,821)
Studies and project engineering expenses		(25,619)	(25,109)	(16,219)	(16,169)
Healthcare plan expenses		(52,300)	(53,188)	(26,480)	(26,483)
Realized cash flow hedge (3)	13		(714,251)
Pension plan expense		(22,875)		(11,437)
Reversals/(Expenses) on receivables		(37,254)
Updated shares – Fair value through profit or loss	13				(42,210)
Other expenses		(156,707)	(108,777)	(83,036)	(58,241)
		(786,665)	(1,839,549)	(432,764)	(440,553)
Other operating income (expenses), net		(182,385)	(1,793,866)	113,607	(128,058)

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Parent Company
	Ref.	Six months ended		Three months ended
		06/30/2024	06/30/2023	06/30/2024	06/30/2023
Other operating income
Receivables by indemnity		55,622	4,704	17,164	953
Rentals and leases		8,753	6,641	3,732	5,339
Contractual fines		11,608	1,282	1,832	624
Realized cash flow hedge (3)	13	13,271
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11	1,474	1,314	3,690
Reversals/(Expenses) on net environmental liabilities		1,130		150
Net reversals/(expenses) on legal proceedings				12,076
Reversals/(Expenses) on receivables				473
Other revenues		16,648		2,914
		108,506	13,941	42,031	6,916
Other operating expenses
Taxes and fees		(29,954)	(34,548)	(14,605)	(16,024)
Reversals/(Expenses) on net environmental liabilities			(1,673)		(145)
Net reversals/(expenses) on legal proceedings		(2,815)	(46,720)		(3,337)
Contractual fines		(58,175)	(69,531)	(41,839)	(30,607)
Depreciation of investment properties, idle equipment and amortization of intangible assets	24	(5,461)	(3,607)	(3,209)	(1,836)
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11				(588)
(Losses)/Estimated reversals in inventories (1)		(56,297)	(230,861)	(32,065)	(74,848)
Idleness in stocks and paralyzed equipment (2)		(134,120)	(261,740)	(86,869)	(117,547)
Studies and project engineering expenses		(6,177)	(8,298)	(3,795)	(4,618)
Healthcare plan expenses		(51,026)	(51,191)	(25,681)	(24,809)
Realized cash flow hedge (3)	13		(363,235)		(10,032)
Pension plan expense		(21,375)		(10,687)
Reversals/(Expenses) on receivables		(37,165)
Updated shares – Fair value through profit or loss					(42,210)
Other expenses		(47,612)	(32,009)	(16,586)	(27,249)
		(450,177)	(1,103,413)	(235,336)	(353,850)
Other operating income (expenses), net		(341,671)	(1,089,472)	(193,305)	(346,934)

(1)	Refers substantially to losses incurred in the production process at the Presidente Vargas Plant ("UPV") and losses in inventories.

(2)	Operational idleness due to interventions in the sintering process that impacted crude steel production.

(3)	In the Parent Company, it is the realization of a Cash Flow Hedge in the amount of R$13,271 and in the Consolidated, the realization of a Headge of Cash Flow of R$4,006 and Platts Hedge of R$452,906.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

26.	FINANCIAL INCOME (EXPENSES)

		Consolidated
	Ref.	Six months ended		Three months ended
		06/30/2024	06/30/2023	06/30/2024	06/30/2023
Financial income
Related parties	20.a	143,271	155,375	90,438	100,946
Income from financial investments		441,320	386,940	230,262	192,395
Dividends received		2,451	1,926	2,451	1,926
Interest and fines		27,947	51,961	14,353	28,073
Other income		103,977	15,390	4,933	10,309
		718,966	611,592	342,437	333,649
Financial expenses
Borrowings and financing - foreign currency	12	(1,093,451)	(709,062)	(613,352)	(406,836)
Borrowings and financing - local currency	12	(947,488)	(1,046,453)	(465,411)	(543,664)
Capitalized interest	10	89,522	94,342	51,842	50,144
Updated shares – Fair value through profit or loss	13	(243,494)	(17,758)	(301,324)	(84,634)
Related parties	20.a	(3,169)	(4,124)	(1,698)	(2,062)
Lease liabilities	14	(45,417)	(36,395)	(23,065)	(19,123)
Interest and fines		(40,293)	(117,794)	(29,836)	(16,898)
Interest on drawn/forfaiting risk operations		(213,238)	(257,865)	(97,874)	(119,502)
(-) Adjustment present value of trade payables		(176,384)	(167,513)	(84,601)	(86,517)
Commission, bank fees, Guarantee and bank fees		(96,070)	(99,053)	(48,605)	(54,021)
PIS/COFINS over financial income		(74,443)	(34,636)	(37,255)	(16,346)
Other financial expenses		(320,977)	(263,559)	(152,925)	(140,139)
		(3,164,902)	(2,659,870)	(1,804,104)	(1,439,598)
Others financial items, net
Foreign exchange and monetary variation, net		(2,402)	(511,750)	23,263	(242,587)
Gains and (losses) on exchange derivatives (*)		(171,580)	184,492	(56,987)	162,627
		(173,982)	(327,258)	(33,724)	(79,960)
		(3,338,884)	(2,987,128)	(1,837,828)	(1,519,558)

Financial income (expenses), net		(2,619,918)	(2,375,536)	(1,495,391)	(1,185,909)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Exchange rate swap Real x Dollar		72,750	(82,377)	60,126	(42,205)
Exchange rate swap Dollar x Euro		1,570		(7,712)
Interest rate swap CDI x IPCA		(322,609)	224,522	(188,424)	181,378
Exchange rate swap CDI x Dollar		76,709	42,347	79,023	23,454
		(171,580)	184,492	(56,987)	162,627

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Parent Company
		Six months ended		Three months ended
		06/30/2024	06/30/2023	06/30/2024	06/30/2023
Financial income
Related parties	20.a	159,442	190,461	101,476	118,046
Income from financial investments		57,547	43,450	23,558	12,893
Interest and fines		17,746	38,110	9,297	21,093
Dividends received		2,334	1,926	2,334	1,926
Other income		97,918	7,687	2,651	4,228
		334,987	281,634	139,316	158,186
Financial expenses
Borrowings and financing - foreign currency	12	(218,657)	(94,540)	(149,197)	(57,984)
Borrowings and financing - local currency	12	(597,126)	(621,985)	(288,465)	(338,524)
Capitalized interest	10	30,124	38,810	15,020	21,305
Updated shares – Fair value through profit or loss	13	(243,494)	(17,758)	(301,324)	(84,634)
Related parties	20.a	(95,713)	(121,842)	(50,589)	(60,548)
Lease liabilities		(206)	(541)	(106)	(285)
Interest and fines		(9,711)	(81,493)	(7,228)	3,710
Interest on drawn/forfaiting risk operations		(212,058)	(257,865)	(97,874)	(119,502)
(-) Adjustment present value of trade payables		(115,691)	(127,644)	(54,761)	(65,274)
Commission, bank fees, Guarantee and bank fees		(48,297)	(47,924)	(23,256)	(26,640)
PIS/COFINS over financial income		(25,795)	(6,969)	(9,714)	(3,395)
Other financial expenses		(26,792)	(38,983)	(20,953)	(9,109)
		(1,563,416)	(1,378,734)	(988,447)	(740,880)
Others financial items, net
Foreign exchange and monetary variation, net		249,887	(278,817)	248,546	(172,992)
Gains and (losses) on exchange derivatives (*)		19,740	42,347	35,519	23,454
		269,627	(236,470)	284,065	(149,538)
Financial income (expenses), net		(958,802)	(1,333,570)	(565,066)	(732,232)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Interest rate swap CDI x IPCA		(56,969)		(43,504)
Exchange rate swap CDI x Dollar		76,709	42,347	79,023	23,454
		19,740	42,347	35,519	23,454

27.	SEGMENT INFORMATION

Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled entities as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the “Corporate expenses/elimination” column.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Six months ended
									06/30/2024
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues		10,974,798	6,170,450	163,325	1,431,408	206,748	2,317,582	(669,579)	20,594,732
Domestic market		7,850,118	742,324	163,325	1,431,408	206,748	2,317,582	(2,241,456)	10,470,049
Foreign market		3,124,680	5,428,126					1,571,877	10,124,683
Cost of sales and services	24	(10,484,851)	(3,914,658)	(128,825)	(784,628)	(187,176)	(1,656,299)	1,741,768	(15,414,669)
Gross profit		489,947	2,255,792	34,500	646,780	19,572	661,283	1,072,189	5,180,063
General and administrative expenses	24	(643,492)	(141,367)	(6,262)	(123,518)	(21,133)	(404,040)	(1,653,021)	(2,992,833)
Other operating income/(expenses), net	25	(305,531)	275,901	(1,399)	75,309	1,544	(83,778)	(144,431)	(182,385)
Equity in results of affiliated companies	9							191,599	191,599
Operating result before Financial Income and Taxes		(459,076)	2,390,326	26,839	598,571	(17)	173,465	(533,664)	2,196,444

Sales by geographic area
Asia			5,012,589					1,571,877	6,584,466
North America		859,567							859,567
Latin America		21,235							21,235
Europe		2,243,879	357,725						2,601,604
Others			57,812						57,812
Foreign market		3,124,680	5,428,126					1,571,877	10,124,683
Domestic market		7,850,118	742,324	163,325	1,431,408	206,748	2,317,582	(2,241,456)	10,470,049
Total		10,974,798	6,170,450	163,325	1,431,408	206,748	2,317,582	(669,579)	20,594,732

		Three months ended
									06/30/2024
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues		5,590,548	3,347,059	79,155	759,518	102,795	1,238,353	(235,688)	10,881,740
Domestic market		4,110,175	314,433	79,155	759,518	102,795	1,238,353	(1,101,613)	5,502,815
Foreign market		1,480,373	3,032,626					865,925	5,378,925
Cost of sales and services	24	(5,309,455)	(1,998,527)	(62,130)	(417,029)	(103,317)	(856,270)	854,027	(7,892,701)
Gross profit		281,093	1,348,532	17,025	342,489	(522)	382,083	618,339	2,989,039
General and administrative expenses	24	(320,487)	(58,943)	(3,357)	(64,323)	(6,518)	(226,247)	(907,541)	(1,587,416)
Other operating income/(expenses), net	25	(145,099)	334,704	(2,505)	37,552	(4,429)	(32,839)	(73,777)	113,607
Equity in results of affiliated companies	9							98,279	98,279
Operating result before Financial Income and Taxes		(184,493)	1,624,293	11,163	315,718	(11,469)	122,997	(264,700)	1,613,509

Sales by geographic area
Asia			2,877,958					865,925	3,743,883
North America		435,561							435,561
Latin America		13,935							13,935
Europe		1,030,878	186,668						1,217,546
Others			(32,000)						(32,000)
Foreign market		1,480,373	3,032,626					865,925	5,378,924
Domestic market		4,110,175	314,433	79,155	759,518	102,795	1,238,353	(1,101,613)	5,502,816
Total		5,590,548	3,347,059	79,155	759,518	102,795	1,238,353	(235,688)	10,881,740

		Six months ended
									06/30/2023
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues
Domestic market		8,314,109	654,019	124,172	1,187,234	298,561	2,261,494	(1,858,647)	10,980,942
Foreign market		3,405,442	7,118,726					802,691	11,326,859
Cost of sales and services	24	(10,440,349)	(4,872,511)	(120,852)	(692,025)	(223,195)	(1,911,436)	1,441,232	(16,819,136)
Gross profit		1,279,202	2,900,234	3,320	495,209	75,366	350,058	385,276	5,488,665
General and administrative expenses	24	(600,778)	(273,748)	(4,903)	(94,197)	(27,402)	(219,275)	(881,822)	(2,102,125)
Other operating income/(expenses), net	25	(935,095)	(456,320)	1,848	(992)	101,724	(76,432)	(428,599)	(1,793,866)
Equity in results of affiliated companies	9							128,811	128,811
Operating result before Financial Income and Taxes		(256,671)	2,170,166	265	400,020	149,688	54,351	(796,334)	1,721,485

Sales by geographic area
Asia			6,771,687						6,771,687
North America		845,735						802,691	1,648,426
Latin America		84,062							84,062
Europe		2,475,645	347,039						2,822,684
Foreign market		3,405,442	7,118,726					802,691	11,326,859
Domestic market		8,314,109	654,019	124,172	1,187,234	298,561	2,261,494	(1,858,647)	10,980,942
Total		11,719,551	7,772,745	124,172	1,187,234	298,561	2,261,494	(1,055,956)	22,307,801

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Three months ended
									06/30/2023
	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues
Domestic market		4,368,460	371,743	54,269	668,226	159,124	1,142,363	(1,011,959)	5,752,226
Foreign market		1,574,231	3,259,563					403,091	5,236,885
Cost of sales and services	24	(5,419,308)	(2,625,677)	(61,374)	(352,333)	(99,677)	(951,813)	764,522	(8,745,660)
Gross profit		523,383	1,005,629	(7,105)	315,893	59,447	190,550	155,654	2,243,451
General and administrative expenses	24	(287,702)	(147,389)	(2,888)	(51,377)	(14,773)	(123,001)	(454,601)	(1,081,731)
Other operating income/(expenses), net	25	(307,620)	180,134	(1,650)	(11,559)	110,235	(38,169)	(59,429)	(128,058)
Equity in results of affiliated companies	9							107,301	107,301
Operating result before Financial Income and Taxes		(71,939)	1,038,374	(11,643)	252,957	154,909	29,380	(251,075)	1,140,963

Sales by geographic area
Asia			3,002,538						3,002,538
North America		443,244						403,091	846,335
Latin America		37,303							37,303
Europe		1,093,684	257,025						1,350,709
Foreign market		1,574,231	3,259,563					403,091	5,236,885
Domestic market		4,368,460	371,743	54,269	668,226	159,124	1,142,363	(1,011,959)	5,752,226
Total		5,942,691	3,631,306	54,269	668,226	159,124	1,142,363	(608,868)	10,989,111

28.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information about transactions related to the statement of cash flows:

		Consolidated		Parent Company
	Ref.	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Income tax and social contribution paid		669,902	502,464
Addition to PP&E with interest capitalization	10 and 26	89,522	94,342	30,124	38,810
Remeasurement and addition – Right of use	10.i	128,505	134,610	4,940	3,906
Addition to PP&E without adding cash		32,128	81,860
Capitalization in associate with no cash effect			11,037		11,037
		920,057	824,313	35,064	53,753

29.	STATEMENT OF COMPREHENSIVE INCOME

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

30.	SUBSEQUENT EVENTS

Signing of an exclusivity agreement for the acquisition of shares of InterCement Participações S.A.

COMPANHIA SIDERÚRGICA NACIONAL (“Company”) signed an agreement on May 24, 2024 that provides for the extension of the exclusivity agreement for the possible acquisition of shares representing 100% of the share capital of InterCement Participações S.A., and consequently, of its subsidiaries, until July 31, 2024, which may be extended until August 12, 2024. After the official offer, which is currently being evaluated by the respective sellers, within the scope of a competitive process still in progress, and its confidential provisions describe a series of conditions precedent for the definition of the terms and conditions of a possible transaction and its potential implementation, which are usual in operations of a similar nature, including, expressly, prior approval by the Administrative Council for Economic Defense – CADE, if binding documents are to be executed.

To date, no binding documents have been signed with any counterparty that generate an obligation or commitment to carry out the potential transaction.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Independent auditor's report on review the individual and consolidated interim financial information.

To the Shareholders, Directors and Managers of

Companhia Siderúrgica Nacional

Sao Paulo-SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), contained in the Quarterly Information Form - ITR for the quarter ended June 30, 2024, which comprise the balance sheet as of June 30, 2024 and the related statements of income, comprehensive income, for three and six months period then ended and changes in shareholder’s equity and cash flows for the six-month period then ended, including a summary of significant accounting policies and notes.

The Company's management is responsible for preparing and presenting the individual and consolidated interim financial information, in accordance with technical pronouncement NBC TG 21 - Interim Financial Statements and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, as a result, did not enable us to obtain assurance that we have taken knowledge of all significant matters that could be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact which leads us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission.

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Other matters

Statement of Value Added

The aforementioned quarterly information includes the individual and consolidated Statements of Value Added (DVA), referring to the six-month period ended June 30, 2024, prepared under the responsibility of the Company's management and presented as supplementary information for IAS purposes 34. These statements were submitted to review procedures performed in conjunction with the review of the Company's quarterly information - ITR -, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in NBC TG 09 - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in this standard and in a manner consistent with the interim financial information, individual and consolidated, taken together.

Barueri, August 12, 2024.

Mazars Auditores Independentes - Sociedade Simples Ltda.

CRC 2 SP023701/O-8

Danhiel Augusto Reis

CRC 1SP254522/O-0

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item VI, and Article 31, paragraph 1º, item II of CVM Instruction 80, of March 29, 2022, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended June 30,2024.

São Paulo, August 12, 2024.

Benjamin Steinbruch

CEO

Antonio Marco Campos Rabello

Executive Officer – CFO and Investors Relations

David Moise Salama

Executive Officer - Insurance, Credit and Equity

Luis Fernando Barbosa Martinez

Executive Officer - Commercial and Logistics, Steel, Cement and Special Sales

Stephan Heinz Josef Victor Weber

Executive Officer - Investments

Alexandre de Campos Lyra

Executive - Steel

Rogério Bautista da Nova Moreira

Executive Legal Officer

Marcelo Cunha Ribeiro

Executive Officer – Without Specific Designation

Quarterly Financial Information – June 30, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item V and Article 31, paragraph 1º, item II of CVM Instruction 80, of March 29,2022, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended March 31,2024.

São Paulo, June 12, 2024.

Benjamin Steinbruch

CEO

Antonio Marco Campos Rabello

Executive Officer – CFO and Investors Relations

David Moise Salama

Executive Officer - Insurance, Credit and Equity

Luis Fernando Barbosa Martinez

Executive Officer - Commercial and Logistics, Steel, Cement and Special Sales

Stephan Heinz Josef Victor Weber

Executive Officer - Investments

Alexandre de Campos Lyra

Executive - Steel

Rogério Bautista da Nova Moreira

Executive Legal Officer

Marcelo Cunha Ribeiro

Executive Officer – Without Specific Designation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 26, 2024

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.